SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item

1.            Telecom Argentina S.A. Unaudited Condensed Consolidated Financial Statements as of June 30, 2015

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2015

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND 2014

INDEX

Operating and financial review and prospects as of June 30, 2015

Unaudited condensed consolidated financial statements

Unaudited consolidated statements of financial position

Unaudited consolidated income statements

Unaudited consolidated statements of comprehensive income

Unaudited consolidated statements of changes in equity

Unaudited consolidated statements of cash flows

Notes to the unaudited condensed consolidated financial statements

Limited review report on condensed interim consolidated financial statements

Corporate information

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

(In millions of Argentine pesos or as expressly indicated)

1. General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of June 30, 2015 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2. Telecom Group’s activities for the six-month periods ended June 30, 2015 (“1H15”) and 2014 (“1H14”)

Total revenues and other income for 1H15 amounted to $18,507 (+18.5% vs. 1H14), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– amounted to $15,359 (+18.2% vs. 1H14), operating income before depreciation and amortization amounted to $5,135 (+24.7% vs. 1H14) – representing 27.8% of consolidated revenues–, operating income amounted to $3,148 (+20.2% vs. 1H14) and net income amounted to $1,978 (+7.7% vs. 1H14). Net income attributable to Telecom Argentina amounted to $1,956 in 1H15 (+8.4% vs. 1H14).

			Variation
	1H15	1H14	$	%
Revenues	18,496	15,585	2,911	18.7
Other income	11	30	(19)	(63.3)
Operating costs without depreciation and amortization	(13,372)	(11,496)	(1,876)	16.3
Operating income before depreciation and amortization	5,135	4,119	1,016	24.7
Depreciation and amortization	(1,990)	(1,511)	(479)	31.7
Gain on disposal of PP&E and impairment of PP&E	3	10	(7)	(70.0)
Operating income	3,148	2,618	530	20.2
Financial results, net	(119)	154	(273)	n/a
Income before income tax expense	3,029	2,772	257	9.3
Income tax expense	(1,051)	(936)	(115)	12.3
Net income	1,978	1,836	142	7.7

Attributable to:
Telecom Argentina (Controlling Company)	1,956	1,805	151	8.4
Non-controlling interest	22	31	(9)	(29.0)
	1,978	1,836	142	7.7

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	2.02	1.86

•                Total revenues and other income

During 1H15 consolidated total revenues increased 18.7% (+$2,911 vs. 1H14) amounting to $18,496 mainly fueled by the mobile services provided by Personal, Broadband and data transmission businesses.

			Variation
	1H15	1H14	$	%
Services
Retail Voice
Monthly Charges	628	592	36	6.1
Measured Services	856	740	116	15.7
Others	49	54	(5)	(9.3)
Wholesale Voice
Fixed and mobile interconnection	314	302	12	4.0
Others	165	151	14	9.3
Data	839	683	156	22.8
Internet	2,075	1,503	572	38.1
Subtotal Fixed Services	4,926	4,025	901	22.4
Retail Voice
Monthly Charges	1,830	1,431	399	27.9
Measured Services	983	855	128	15.0
Roaming	146	157	(11)	(7.0)
Others	300	152	148	97.4
Wholesale Voice
Interconnection	758	794	(36)	(4.5)
Roaming	154	162	(8)	(4.9)
Mobile leases	17	20	(3)	(15.0)
Data	3,613	3,677	(64)	(1.7)
Internet	2,689	1,425	1,264	88.7
Subtotal Mobile Services - Personal	10,490	8,673	1,817	21.0

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

I

TELECOM ARGENTINA S.A.

			Variation
	1H15	1H14	$	%
Retail Voice
Monthly Charges	111	104	7	6.7
Measured Services	142	155	(13)	(8.4)
Roaming	5	5	-	-
Others	35	13	22	169.2
Wholesale Voice
Interconnection	38	55	(17)	(30.9)
Roaming	15	-	15	n/a
Others	3	2	1	50.0
Data	148	164	(16)	(9.8)
Internet	261	207	54	26.1
Subtotal Mobile Services – Núcleo	758	705	53	7.5
Revenue from services	16,174	13,403	2,771	20.7
Equipment
Fixed Services	23	31	(8)	(25.8)
Mobile Services- Personal	2,233	2,115	118	5.6
Mobile Services – Núcleo	66	36	30	83.3
Revenue from equipment sales	2,322	2,182	140	6.4

Total Revenues	18,496	15,585	2,911	18.7

Services revenues amounted to $16,174 (+20.7% vs. 1H14) and represented 87.4% of consolidated revenues (vs. 86.0% in 1H14). Equipment revenues increased 6.4%, amounting to $2,322 and represented 12.6% of consolidated revenues (vs. 14.0% in 1H14).

Fixed Services

During 1H15, services revenues generated by this segment amounted to $4,926 (+$901 or 22.4% vs. 1H14), where Internet revenues have grown the most (+$572 or +38.1% vs. 1H14), followed by data transmission services (+$156 or +22.8% vs. 1H14) and voice retail services (+$147 or +10.6% vs. 1H14).

➢            Voice

Voice retail revenues reached $1,533 in 1H15 (+10.6% vs. 1H14). These revenues are still affected by frozen tariffs of regulated services since 2002. Revenues from regulated services reached approximately 26% of the segment services revenues in 1H15 (vs. 29% in 1H14).

Monthly Charges and Supplementary Services increased $36 or +6.1% vs. 1H14, reaching $628, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $856 (+$116 or 15.7% vs. 1H14). The increase was mainly due to the increase in plans prices (both in local and long national distance), while customers remain stable. According to this, local measured service revenues increased 24.1% vs. 1H14 and DLD revenues increased 11.6% vs. 1H14. The Average Monthly Revenue per User (“ARBU”) amounted to $62.5 pesos per month in 1H15 vs. $55.7 pesos per month amounted in 1H14, representing an increase of 12.2%. The remaining retail voice revenues amounted to $49 in 1H15 (-9.3% vs. 1H14). The decrease was mainly due to a decrease in customers and consumption of public telecommunication services and a decrease in customers’ rehabilitation charges.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $66) amounted to $479 in 1H15 (+5.7% vs. 1H14). Interconnection fixed and mobile revenues amounted to $314 and the other wholesale revenues amounted to $165 in 1H15 (+9.3% vs. 1H14), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

➢            Data

Data revenues (including the revenues generated by the subsidiary Telecom USA amounted to $3) amounted to $839 (+$156 or +22.8% vs. 1H14). These revenues were generated focusing on the Company’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to higher prices of these services related to the variation of the $/US$ exchange rate and to the increase in the number of customers of these services.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

II

TELECOM ARGENTINA S.A.

➢            Internet

Internet revenues amounted to $2,075 (+$572 or +38.1% vs. 1H14) mainly due to the expansion of the Broadband customers (+3.5% vs. 1H14) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $190.1 pesos per month in 1H15 vs. $143.0 pesos per month in 1H14 (+32.9% vs. 1H14). As of June 30, 2015, Telecom Argentina reached approximately 1,786,000 ADSL customers. These connections represent approximately 43.9% of Telecom Argentina’s fixed lines in service (vs. 42.1% in 1H14).

Internet revenues represent 11.2% of consolidated revenues (vs. 9.6% 1H14) and 42.1% of Fixed Services segment revenues (vs. 37.3% in 1H14).

Personal Mobile Services

During 1H15, total services revenues amounted to $10,490 (+$1,817 or 21.0% vs. 1H14), being the principal business segment in revenues terms (64.9% and 64.7% of services consolidated revenues in 1H15 and 1H14, respectively). Personal reached 19.4 million subscribers in Argentina (-1.8% vs. 1H14). Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas claras” plans and Mobile Internet dongles). The churn rate per month amounted to 3.1% in 1H15 (vs. 2.9% in 1H14).

➢            Voice

Voice retail revenues amounted to $3,259 in 1H15 (+25.6% vs. 1H14). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Cuentas claras” subscriber base and prepaid services, offset by the net variation of the subscriber base showing an increase in “Cuentas claras” and a decrease in postpaid and prepaid subscribers as compared to 1H14.

Voice wholesale revenues amounted to $929 in 1H15 (-4.8% vs. 1H14), mainly due to the decrease in interconnection traffic volume (especially Roaming and CPP).

➢            Data

Mobile data services revenues amounted to $3,613 (-$64 or -1.7% vs. 1H14). The decrease was due to lower revenues from the principal item of VAS revenues, SMS consumption, which decreased $330 as compared to 1H14 (-14.1%), showing a decrease in TOU (-44.4% vs. 1H14) and an increase in such services prices for “Cuentas claras” and postpaid subscribers.  Notwithstanding, this effect was partially offset with a constant increase of the SMS with content sales, as a result of several campaigns launched by Personal, which represented an inter-annual increase of $286 or +23.0%.

➢            Internet

Mobile Internet revenues amounted to $2,689 (+$1,264 or +88.7% vs. 1H14). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G handsets, which facilitate Internet browsing in all subscribers’ segments. Internet flat rate services revenues have decreased mainly due to the decrease of Mobile Internet dongles subscribers (-38% vs.1H14).

As a consequence of the increase in monthly charges tariffs and Internet consumption, ARPU increased to $86.4 pesos per month in 1H15 (vs. $70.0 pesos per month in 1H14), which represents an increase of 23.5%.

VAS revenues (data and Internet) amounted to $6,302 (+23.5% vs. 1H14) and represented 60.1% of Personal Mobile Services’ services revenues (vs. 58.8% in 1H14).

Núcleo Mobile Services

This segment generated services revenues equivalent to $758 during 1H15 (+$53 or 7.5% vs. 1H14) mainly due to the Internet revenues increase (+26.1% vs. 1H14), mainly related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of June 30, 2015, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in 1H15, respectively.

VAS revenues (data and Internet) amounted to $409 (+10.2% vs. 1H14) and represented 54.0% of Núcleo Mobile Services segment services revenues (vs. 52.6% in 1H14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

III

TELECOM ARGENTINA S.A.

The Telecom Group’s services revenues increased 20.7% showing a 60.0% increase of Internet revenues in all segments vs. 1H14, increasing its margin over total services revenues according to the following table:

	Six-month periods ended June 30,				1H15 vs. 1H14 % variation
	2015	%	2014	%
Voice Retail	5,085	31	4,258	32	19.4
Voice Wholesale	1,464	10	1,486	11	(1.5)
Total Voice	6,549	41	5,744	43	14.0
Internet	5,025	31	3,135	23	60.3
Data	4,600	28	4,524	34	1.7
Total service revenues	16,174	100	13,403	100	20.7

Equipment

Revenues from equipment amounted to $2,322, +$140 or +6.4% vs. 1H14. This increase is mainly related to the Personal Mobile Services segment with an increase of $118 vs. 1H14 due to lower handsets sold (-33% vs. 1H14) but with an increase in handset’s average sale prices (+58% vs. 1H14), resulting in a higher operating margin of handsets (+$298 or +103.1% vs. 1H14).

•                 Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E– totaled $15,359 in 1H15, which represents an increase of $2,362 or +18.2% vs. 1H14. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase of VAS costs, the increase in bad debt expenses, higher provisions costs and higher agent commissions, which were mitigated by the lower cost of equipment and handsets of $173.

			Variation		Variation in $ by segment
	1H15	1H14	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.
Employee benefit expenses and severance payments	(3,258)	(2,537)	(721)	28.4	(544)	(171)	(6)
Interconnection costs and other telecommunication charges	(1,001)	(1,020)	19	(1.9)	(5)	4	20
Fees for services, maintenance, materials and supplies	(1,869)	(1,599)	(270)	16.9	(122)	(141)	(7)
Taxes and fees with the Regulatory Authority	(1,853)	(1,564)	(289)	18.5	(54)	(232)	(3)
Commissions	(1,909)	(1,480)	(429)	29.0	(31)	(374)	(24)
Agent commissions capitalized as SAC	513	362	151	41.7	13	136	2
Cost of equipment and handsets	(1,777)	(1,950)	173	(8.9)	2	213	(42)
Cost of equipment and handsets capitalized as SAC	42	57	(15)	(26.3)	-	(22)	7
Advertising	(370)	(341)	(29)	8.5	24	(51)	(2)
Cost of VAS	(597)	(406)	(191)	47.0	(10)	(166)	(15)
Provisions	(167)	(102)	(65)	63.7	(16)	(49)	-
Bad debt expenses	(281)	(233)	(48)	20.6	22	(71)	1
Other operating expenses	(845)	(683)	(162)	23.7	(69)	(87)	(6)
Subtotal	(13,372)	(11,496)	(1,876)	16.3	(790)	(1,011)	(75)
Depreciation of PP&E	(1,391)	(1,106)	(285)	25.8	(112)	(162)	(11)
Amortization of SAC and service connection charges	(457)	(393)	(64)	16.3	(19)	(41)	(4)
Amortization of 3G/4G Licenses	(131)	-	(131)	n/a	-	(131)	-
Amortization of other intangible assets	(11)	(12)	1	(8.3)	-	-	1
Gain on disposal of PP&E and impairment of PP&E	3	10	(7)	(70.0)	10	(17)	-
Total operating costs	(15,359)	(12,997)	(2,362)	18.2	(911)	(1,362)	(89)

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $3,258 (+$721 or +28.4% vs. 1H14). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,286 by the end of 1H15 (vs. 16,549 employees in 1H14), lines in service per employee reached 375 in the Fixed Services segment (+1.1% vs. 1H14), subscribers per employee reached 3,854 in the Personal Mobile Services segment (slightly lower than 1H14) and subscribers per employee reached 6,220 (+10.7% vs. 1H14) in the Núcleo Mobile Services segment.

Employee benefit expenses and severance payments represents in 1H15 17.6% of revenues (vs. 16.3% in 1H14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

IV

TELECOM ARGENTINA S.A.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,001 (-$19 or -1.9% vs. 1H14). The decrease was mainly due to a lower traffic volume in roaming vs. 1H14.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $1,869, +$270 or +16.9% vs. 1H14. The increase was mainly due to higher maintenance costs of radio bases and buildings in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher costs of building maintenance, higher costs of sites location and storage costs.

There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $1,853 (+18.5% vs. 1H14), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers in 1H15 vs. 1H14.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $1,909 (+$429 or +29.0% vs. 1H14). The increase was mainly due to the increase in Agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention costs recognized to them and the increase of outsourced sales commissions and collection commissions.

On the other hand, agent commissions capitalized as SAC amounted to $513, +$151 or +41.7% vs.1H14, and it’s directly related to the increase in the “Cuentas claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices related to higher cash flow as compared to 1H14.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $1,777 (-$173 or -8.9% vs. 1H14) mainly due to a decrease in the units of handsets sold (-33% vs. 1H14), partially offset by an increase in the average unit cost of sales (+31% vs. 1H14) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $42, -$15 or -26.3% vs. 1H14. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment, especially in the “Cuentas claras” and postpaid segments.

Advertising

Advertising amounted to $370 (+$29 or +8.5% vs. 1H14), mainly due to higher commercial campaigns of Personal related to the launching of the 4G services throughout the whole country as compared to 1H14.

Cost of VAS

Cost of VAS amounted to $597 (+$191 or +47.0% vs. 1H14). The increase was mainly due to the increase of VAS sales in the Personal Mobile Services segment, especially the SMS with content service, which grew as a consequence of several campaigns launched by Personal. Cost of VAS over its related revenues increased 30.0% in 1H14 vs. 35.0% in 1H15.

Provisions

Provisions amounted to $167, +$65 or +63.7% vs. 1H14. The increase was mainly due to higher labor claims (+$51 vs. 1H14) and higher civil and commercial claims (+$31 vs. 1H14), partially offset by lower regulatory and municipal contingencies (-$17 vs. 1H14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

V

TELECOM ARGENTINA S.A.

Bad debt expenses

Bad debt expenses amounted to $281 (+$48 or +20.6% vs. 1H14), representing approximately 1.5% of the consolidated revenues in 1H15 and 1H14, respectively. The major increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables and higher incidence of handsets sales directly financed by Personal to its postpaid and “Cuentas claras” subscribers. The mentioned increase was partially offset by a $22 decrease of these expenses in the Government and Corporate segment in Telecom Argentina in 2Q15 as a consequence of the collections from some governmental entities.

Other operating costs

Other operating costs amounted to $845 (+$162 or +23.7% vs. 1H14). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses (+$54 or +20.5% vs. 1H14), among others, in the operations in Argentina; the increase of rent prices (+$58 or +30.1% vs. 1H14), as a result of new agreements and the renegotiation of some of the existing ones and the increase of the consumption of electricity (+$50 or +40.7% vs. 1H14).

•                Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $5,135 (+$1,016 or 24.7% vs. 1H14), representing 27.8% of consolidated revenues in 1H15 (vs. 26.4% in 1H14). This growth was mainly fueled by the Fixed Services segment (+$366 or +38.2% vs. 1H14) and Personal Mobile Services segment (+$645 or +22.4% vs. 1H14).

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $587 in 1H15 vs. $289 in 1H14 (+$298 or 103.1% vs. 1H14), while operating income before depreciation and amortization generated by services sales amounted to $4,548 in 1H15 vs. $3,830 in 1H14 (+$718 or +18.7% vs. 1H14).

Depreciation and amortization

Depreciation and amortization amounted to $1,990 (+$479 or +31.7% vs. 1H14). The increase in depreciation and amortization includes $285 from PP&E depreciation, $130 from amortization of intangible assets without SAC (mainly 3G/4G Licenses which started their amortization in December 2014 and June 2015 and generated $131 in 1H15) and $64 from amortization of SAC and service connection costs. The increase in depreciation and amortization corresponds 27% to the Fixed Services segment and 73% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E increased $3 vs. 1H14 and an impairment of $10 related to work in progress was recorded in 1H15.

•                Operating income

Operating income amounted to $3,148 in 1H15 (+$530 or 20.2% vs. 1H14). The margin over consolidated revenues represented 17.0% in 1H15 (vs. 16.8% in 1H14). This growth was mainly fueled by the Personal Mobile Services segment (+$294 or +13.9% vs. 1H14) and the Fixed Services segment (+$245 or +63.1% vs. 1H14).

•                Financial results, net

Financial results, net resulted in a net loss of $119, representing an increase of $273 vs. 1H14. This net loss is related to the net financial position, which turned into a net financial debt for the first time since September 2009.The increase was mainly due to higher interests on provisions (-$19 vs. 1H14), higher interests on loans (-$71 vs. 1H14), lower net gains on NDF (-$41 vs. 1H14) and lower financial interest on time deposits and other investments (-$270 vs. 1H14), partially offset by higher interests on receivables (+$10 vs. 1H14) and lower net foreign currency exchange losses (+$127 vs. 1H14).

•                Net income

Telecom Argentina reached a net income of $1,978 in 1H15, +$142 or +7.7% as compared to 1H14, representing 10.7% of the consolidated revenues in 1H15 (vs. 11.8% in 1H14). Net income attributable to Telecom Argentina amounted to $1,956 in 1H15, +$151 or +8.4% as compared to 1H14.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

VI

TELECOM ARGENTINA S.A.

•                Net financial assets

As of June 30, 2015, net financial debt (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $1,078, showing a decrease of $4,885 as compared to the net financial asset as of June 30, 2014 (amounting to $3,807). This variation was mainly due to a decrease in the generation of cash from operating activities of the Telecom Group, mainly by higher CAPEX –which include the acquisition of the 3G/4G Licenses amounting to $5,786 as of December 2014 and June 2015- and cash dividends paid to its shareholders’ for a total amount of $1,451 (including tax withholding on cash dividends). The Fixed Services segment has a financial asset of $720 while Personal Mobile Services segment has a net financial debt of $1,578 and Núcleo Mobile Services segment has a net financial debt of $220.

•                Capital expenditures (CAPEX)

CAPEX composition for 1H15 and 1H14 is as follows:

	In millions of $		% of participation		Variation
	1H15	1H14	1H15	1H14	$	%
Fixed Services	908	899	19%	40%	9	1
Personal Mobile Services (*)	3,612	1,241	77%	55%	2,371	191
Núcleo Mobile Services	170	125	4%	5%	45	36
Total CAPEX	4,690	2,265	100%	100%	2,425	107

(*) Include 4G License for an amount of $2,256.

PP&E CAPEX amounted to $1,826 and intangible assets CAPEX amounted to $2,864 in 1H15, while in 1H14 amounted to $1,806 and $459, respectively. The increase in intangible assets CAPEX was due to the acquisition of the last Lot of 4G Licenses for an amount of $2,256 during June 2015.

In relative terms, CAPEX represented 25.4% of consolidated revenues in 1H15 (14.5% in 1H14), and were intended mainly to the already mentioned 4G License (12.2% of consolidated revenues in 1H15), to the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1H15 and 1H14 are as follows:

	In millions of $		% of participation		Variation
	1H15	1H14	1H15	1H14	$	%
Fixed Services	1,147	1,131	22%	45%	16	1
Personal Mobile Services (*)	3,851	1,229	74%	49%	2,622	213
Núcleo Mobile Services	186	134	4%	6%	52	39
Total additions	5,184	2,494	100%	100%	2,690	108

(*) Include 4G License for an amount of $2,256.

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.            Telecom Group’s activities for the three-month periods ended June 30, 2015 (“2Q15”) and 2014 (“2Q14”)

Telecom Group’s net income amounted to $937 in 2Q15, +$7 or 0.8% vs. 2Q14. Net income attributable to Telecom Argentina amounted to $928 in 2Q15 (+$12 or 1.3% vs. 2Q14).

Total revenues and other income increased 18.3% vs. 2Q14 and operating income before depreciation and amortization amounted to $2,501 (+$494 or 24.6% vs. 2Q14), representing 26.0% of the consolidated revenues (vs. 24.7% in 2Q14). Operating income amounted to $1,468 (+$227 or 18.3% vs. 2Q14). Financial results, net amounted to -$30 (-$216 vs. 2Q14), while income tax expenses amounted to $501 (+$4 or 0.8% vs. 2Q14).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

VII

TELECOM ARGENTINA S.A.

			Variation
	2Q15	2Q14	$	%
Revenues	9,624	8,119	1,505	18.5
Other income	4	20	(16)	(80.0)
Operating costs without depreciation and amortization	(7,127)	(6,132)	(995)	16.2
Operating income before depreciation and amortization	2,501	2,007	494	24.6
Depreciation and amortization	(1,033)	(772)	(261)	33.8
Gain on disposal of PP&E and impairment of PP&E	-	6	(6)	n/a
Operating income	1,468	1,241	227	18.3
Financial results, net	(30)	186	(216)	n/a
Income before income tax expense	1,438	1,427	11	0.8
Income tax expense	(501)	(497)	(4)	0.8
Net income	937	930	7	0.8

Attributable to:
Telecom Argentina (Controlling Company)	928	916	12	1.3
Non-controlling interest	9	14	(5)	(35.7)
	937	930	7	0.8

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	0.96	0.94

During 2Q15 consolidated revenues increased 18.5% (+$1,505 vs. 2Q14) amounting to $9,624, mainly fueled by mobile services, Broadband and data in the Fixed Services segment.

			Variation
Services	2Q15	2Q14	$	%
Retail Voice	788	704	84	11.9
Wholesale Voice	244	228	16	7.0
Data	432	364	68	18.7
Internet	1,102	777	325	41.8
Subtotal Fixed Services	2,566	2,073	493	23.8
Retail Voice	1,557	1,250	307	24.6
Wholesale Voice	448	488	(40)	(8.2)
Data	1,768	1,890	(122)	(6.5)
Internet	1,501	781	720	92.2
Subtotal Personal Mobile Services	5,274	4,409	865	19.6
Retail Voice	145	151	(6)	(4.0)
Wholesale Voice	30	30	-	-
Data	68	79	(11)	(13.9)
Internet	132	102	30	29.4
Subtotal Núcleo Mobile Services	375	362	13	3.6
Total services revenues	8,215	6,844	1,371	20.0
Equipment
Fixed Services	13	18	(5)	(27.8)
Personal Mobile Services	1,352	1,236	116	9.4
Núcleo Mobile Services	44	21	23	109.5
Total equipment revenues	1,409	1,275	134	10.5

Total revenues	9,624	8,119	1,505	18.5

Consolidated operating costs –including depreciation, amortization and gain on disposal of PP&E and impairment of PP&E– amounted to $8,160 in 2Q15, which represented an increase of $1,262 or 18.3% vs. 2Q14. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Matters, the increase in taxes and fees with the Regulatory Matters and the increase of VAS costs, partially offset by lower bad debt expenses and equipment and handsets cost .

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

VIII

TELECOM ARGENTINA S.A.

			Variation
	2Q15	2Q14	$	%
Employee benefit expenses and severance payments	(1,715)	(1,354)	(361)	26.7
Interconnection costs and other telecommunication charges	(501)	(505)	4	(0.8)
Fees for services, maintenance, materials and supplies	(980)	(844)	(136)	16.1
Taxes and fees with the Regulatory Authority	(980)	(809)	(171)	21.1
Commissions	(1,086)	(806)	(280)	34.7
Agent commissions capitalized as SAC	313	229	84	36.7
Cost of equipment and handsets	(1,117)	(1,144)	27	(2.4)
Cost of equipment and handsets capitalized as SAC	22	26	(4)	(15.4)
Advertising	(179)	(177)	(2)	1.1
Cost of VAS	(304)	(215)	(89)	41.4
Provisions	(74)	(65)	(9)	13.8
Bad debt expenses	(98)	(115)	17	(14.8)
Other operating expenses	(428)	(353)	(75)	21.2
Subtotal	(7,127)	(6,132)	(995)	16.2
Depreciation of PP&E	(714)	(568)	(146)	25.7
Amortization of SAC and service connection charges	(241)	(198)	(43)	21.7
Amortization of 3G/4G Licenses	(72)	-	(72)	n/a
Amortization of other intangible assets	(6)	(6)	-	-
Gain on disposal of PP&E and impairment of PP&E	-	6	(6)	n/a
Total operating costs	(8,160)	(6,898)	(1,262)	18.3

CAPEX amounted to $3,826 in 2Q15 (including $2,256 related to the acquisition of Lot 8 of 4G Spectrum) and amounted to $1,203 in 2Q14 (+$2,623 or +218.0%).

4. Summary of comparative consolidated statements of financial position

	June 30,
	2015	2014	2013	2012	2011
Current assets	7,983	8,346	8,987	5,277	3,505
Non-current assets	22,988	15,309	11,089	10,012	8,959
Total assets	30,971	23,655	20,076	15,289	12,464
Current liabilities	12,277	8,695	6,801	5,019	4,300
Non-current liabilities	2,821	2,094	1,729	1,620	1,232
Total liabilities	15,098	10,789	8,530	6,639	5,532
Equity attributable to Telecom Argentina (Controlling Company)	15,537	12,538	11,349	8,503	6,790
Equity attributable non-controlling interest	336	328	197	147	142
Total Equity	15,873	12,866	11,546	8,650	6,932
Total liabilities and equity	30,971	23,655	20,076	15,289	12,464

5. Summary of comparative consolidated income statements

	2Q15	2Q14	2Q13	2Q12	2Q11	1H15	1H14	1H13	1H12	1H11
Revenues and other income	9,628	8,139	6,653	5,259	4,457	18,507	15,615	12,726	10,389	8,601
Operating costs	(8,160)	(6,898)	(5,708)	(4,410)	(3,486)	(15,359)	(12,997)	(10,666)	(8,507)	(6,672)
Operating income	1,468	1,241	945	849	971	3,148	2,618	2,060	1,882	1,929
Financial results, net	(30)	186	79	51	(2)	(119)	154	214	112	17
Income before income tax expense	1,438	1,427	1,024	900	969	3,029	2,772	2,274	1,994	1,946
Income tax expense	(501)	(497)	(362)	(314)	(333)	(1,051)	(936)	(799)	(700)	(670)
Net income	937	930	662	586	636	1,978	1,836	1,475	1,294	1,276
Other comprehensive income, net of tax	(49)	27	(34)	(4)	13	(49)	233	29	21	60
Total comprehensive income	888	957	628	582	649	1,929	2,069	1,504	1,315	1,336
Attributable to Telecom Argentina (Controlling Company)	895	934	631	574	635	1,923	1,957	1,473	1,289	1,301
Attributable to non-controlling interest	(7)	23	(3)	8	14	6	112	31	26	35

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

IX

TELECOM ARGENTINA S.A.

6. Statistical data (in physical units)

❖           Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	1H15		1H14		1H13		1H12		1H11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,551	-	3,528	-	3,823	15	3,804	4	3,804	3
NGN lines	1,295	18	1,184	8	1,108	16	987	32	923	43
Installed lines (a)	4,846	18	4,712	8	4,931	31	4,791	36	4,727	46

Lines in service (b)	4,064	(13)	4,103	(5)	4,114	5	4,148	10	4,119	9

Customers lines (c)	3,989	(12)	4,025	(3)	4,033	6	4,064	10	4,033	9

Public phones installed	28	(1)	31	(2)	35	(1)	39	-	42	(1)

Lines in service per 100 inhabitants (d)	19.3	-	19.7	-	19,9	-	20.3	-	20.4	-

Lines in service per employee (e)	375	5	371	(2)	373	2	370	-	372	(5)

(a)         Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)         Includes customers lines, own lines, public telephones and DDE and ISDN channels.

(c)         The number of customers is measured in relation to the physical occupation of network resources.

(d)         Corresponding to the Northern Region of Argentina.

(e)         Defined as lines in service / number of actual employees.

Internet (in thousands)

	1H15		1H14		1H13		1H12		1H11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,786	18	1,726	12	1,634	8	1,594	28	1,457	50

❖           Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	1H15		1H14		1H13		1H12		1H11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,063	30	2,303	(62)	2,437	22	2,296	70	1,988	102

“Cuentas claras” plans (i)	4,010	72	3,853	(3)	3,644	61	3,232	56	2,887	73

Prepaid subscribers (ii)	13,213	(4)	13,407	(54)	12,905	142	12,714	42	12,125	284

Dongles (iii)	132	(12)	213	(18)	321	(32)	481	8	392	51

Total subscribers	19,418	86	19,776	(137)	19,307	193	18,723	176	17,392	510

Lines per employee	3,854	-	3,912	-	3,680	-	3,651	-	3,789	-

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	1H15		1H14		1H13		1H12		1H11
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	29	1	29	1	29	-	29	(1)	27	1

“Plan control” subscribers (i)	345	13	308	4	278	8	238	11	207	8

Prepaid subscribers (ii)	2,021	-	1,904	(25)	1,906	18	1,849	20	1,664	60

Dongles (iii)	118	(5)	141	(6)	162	20	119	9	76	13

Subtotal mobile	2,513	9	2,382	(26)	2,375	46	2,235	39	1,974	82

Internet subscribers - Wimax	5	-	5	-	6	-	7	-	9	-

Total subscribers	2,518	9	2,387	(26)	2,381	46	2,242	39	1,983	82

Lines per employee (iv)	6,220	-	5,618	-	5,422	-	5,174	-	4,634	-

(i)                                        Lines which are paid through customer billing.

(ii)                                      Prepaid lines which were refilled at least once in the last 13 months.

(iii)                                    Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.

(iv)                                    Internet Wimax subscribers are not included.

7. Consolidated ratios

	1H15	1H14	1H13	1H12	1H11
Liquidity (1)	0.65	0.96	1.32	1.05	0.82
Solvency (2)	1.05	1.19	1.35	1.30	1.25
Locked-up capital (3)	0.74	0.65	0.55	0.65	0.72

(1)             Current assets/Current liabilities.

(2)             Total equity/Total liabilities.

(3)             Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

X

TELECOM ARGENTINA S.A.

8. Outlook

In 2015, the evolution of the fixed services segment is expected to continue in line with the trend experienced over the past years and shall be influenced by the level of maturity of the market with focus on increasing the value of the customers’ base. In the Broadband business, Arnet continued capturing the growth opportunities the market offers, extending the offer of services with higher speeds and with proposals of overall integrated offers for customers (Internet, the fixed services segment and cellular mobile calls).

As regards pricing in the Fixed Services segment, the Company will continue the correspondent proceedings pursuant the new rules proposed by the LAD to reach the readjustment of the prices of the regulated services, and with them, of the economic-financial equation of Telecom Argentina (Note 10.i to the consolidated financial statements). The growing pressures over the cost structure of the Company and its investment plans seeking to modernize its infrastructure to provide next-generation services emphasize this need.

During fiscal year 2015, Personal’s leadership strengths shall be consolidated by means of new added value added services especially in mobile broadband, based on the deployment of the new 4G networks which multiply tenfold the speed of mobile Internet speed in mobility. In this way, as the LTE infrastructure deploys on a national level, it is expected that our customers increase their access to content, among others, of the Personal Play platform (music, games and videos), the latter being one of the highest factors for revenue growth.

At the same time, and following with the commitment with quality, the Company expects to continue working to optimize the experience of customers who use the 3G/HSPA+ network, by means of improvements in the network infrastructure made possible as from December 2014 with the acquisition of additional spectrum. In this way, the third generation services will also expand, continuing with the technological reconversion and extension of the capacity of the network.

The infrastructure improvements and the availability of a wide portfolio of advanced devices within the offer will continue to be drivers of higher revenues based on innovative and convenient commercial proposals for those who choose Personal as mobile operator. This assumes favorable conditions for foreign trading, access to the exchange market and financing of LTE equipment, 4G handsets, hardware and software by the Telecom Group and its technological suppliers.

It is foreseen that the expansion of the subscribers’ base will develop at lower rates due to the level of maturity and the high penetration of mobile services in the market.

The recent Telecom Argentina’s corporate purpose change authorized by the AFTIC, by adapting it to the LAD provisions (Note 10.g to the consolidated financial statements) will allow the Company to expand its products and services offer and provides the Company with a better background to improve its position in ICTs and Audiovisual Communication markets.

The strategy implemented by the Management of the Company lays out the basic necessary fundamentals for the Telecom Group to pursue its objectives of continuous improvement of the quality of its services, to strengthen its market position and to improve its operating efficiency in order to satisfy the growing needs of the dynamic telecommunications market, all in compliance with the correspondent laws and regulations. The ambitious investment plans of the Telecom Group are based on this forward-looking vision and on the commitment of the Telecom Group with our country and its people.

Oscar Cristianci
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2015

XI

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		June 30,	December 31,
ASSETS	Note	2015	2014
Current Assets
Cash and cash equivalents	2	1,560	825
Investments	2	575	53
Trade receivables	2	4,425	4,124
Other receivables	2	692	670
Inventories	2	731	721
Total current assets		7,983	6,393
Non-Current Assets
Trade receivables	2	133	143
Deferred income tax assets	2	199	140
Other receivables	2	211	200
Investments	2	344	301
Property, plant and equipment (“PP&E”)	2	14,508	13,809
Intangible assets	2	7,593	5,331
Total non-current assets		22,988	19,924
TOTAL ASSETS		30,971	26,317
LIABILITIES
Current Liabilities
Trade payables	2	6,013	6,072
Deferred revenues	2	573	507
Financial debt	2	2,987	179
Salaries and social security payables	2	979	1,022
Income tax payables	2	701	247
Other taxes payables	2	723	824
Other liabilities	2	39	47
Provisions	6	262	199
Total current liabilities		12,277	9,097
Non-Current Liabilities
Deferred revenues	2	461	465
Financial debt	2	569	254
Salaries and social security payables	2	130	150
Deferred income tax liabilities	2	355	417
Income tax payables	2	7	9
Other liabilities	2	92	76
Provisions	6	1,207	1,080
Total non-current liabilities		2,821	2,451
TOTAL LIABILITIES		15,098	11,548
EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Telecom Argentina (Controlling Company)		15,537	14,418
Equity attributable to non-controlling interest		336	351
TOTAL EQUITY	7	15,873	14,769
TOTAL LIABILITIES AND EQUITY		30,971	26,317

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2015	2014	2015	2014
Revenues	2	9,624	8,119	18,496	15,585
Other income	2	4	20	11	30
Total revenues and other income		9,628	8,139	18,507	15,615
Employee benefit expenses and severance payments	2	(1,715)	(1,354)	(3,258)	(2,537)
Interconnection costs and other telecommunication charges	2	(501)	(505)	(1,001)	(1,020)
Fees for services, maintenance, materials and supplies	2	(980)	(844)	(1,869)	(1,599)
Taxes and fees with the Regulatory Authority	2	(980)	(809)	(1,853)	(1,564)
Commissions	2	(773)	(577)	(1,396)	(1,118)
Cost of equipments and handsets	2	(1,095)	(1,118)	(1,735)	(1,893)
Advertising	2	(179)	(177)	(370)	(341)
Cost of VAS	2	(304)	(215)	(597)	(406)
Provisions	6	(74)	(65)	(167)	(102)
Bad debt expenses	2	(98)	(115)	(281)	(233)
Other operating expenses	2	(428)	(353)	(845)	(683)
Depreciation and amortization	2	(1,033)	(772)	(1,990)	(1,511)
Gain on disposal of PP&E and impairment of PP&E	2	-	6	3	10
Operating income		1,468	1,241	3,148	2,618
Finance income	2	165	264	270	1,063
Finance expenses	2	(195)	(78)	(389)	(909)
Income before income tax expense		1,438	1,427	3,029	2,772
Income tax expense	2	(501)	(497)	(1,051)	(936)
Net income for the period		937	930	1,978	1,836

Attributable to:
Telecom Argentina (Controlling Company)		928	916	1,956	1,805
Non-controlling interest		9	14	22	31
		937	930	1,978	1,836

Earnings per share attributable to Telecom Argentina – basic and diluted	1.d	0.96	0.94	2.02	1.86

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014

Net income for the period	937	930	1,978	1,836

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	(49)	27	(49)	233
Other components of the comprehensive income, net of tax	(49)	27	(49)	233

Total comprehensive income for the period	888	957	1,929	2,069

Attributable to:
Telecom Argentina (Controlling Company)	895	934	1,923	1,957
Non-controlling interest	(7)	23	6	112
	888	957	1,929	2,069

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for capital investments	Voluntary reserve for future investments	Voluntary reserve for future dividends payments	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2014	969	2,646	15	42	(461)	725	351	1,200	2,904	-	190	3,202	11,783	268	12,051
Dividends from Núcleo (3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(52)	(52)
Dividends (4)	-	-	-	-	-	-	-	-	-	-	-	(1,202)	(1,202)	-	(1,202)
Legal Reserve (4)	-	-	-	-	-	9	-	-	-	-	-	(9)	-	-	-
Voluntary reserve for capital investments (4)	-	-	-	-	-	-	-	1,991	-	-	-	(1,991)	-	-	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	1,805	1,805	31	1,836
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	152	-	152	81	233
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	152	1,805	1,957	112	2,069

Balances as of June 30, 2014	969	2,646	15	42	(461)	734	351	3,191	2,904	-	342	1,805	12,538	328	12,866

Balances as of January 1, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	-	354	3,673	14,418	351	14,769
Dividends from Núcleo (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(21)	(21)
Dividends (6)	-	-	-	-	-	-	-	-	-	-	-	(804)	(804)	-	(804)
Voluntary reserve for future dividends payments (6)	-	-	-	-	-	-	-	-	-	2,869	-	(2,869)	-	-	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	1,956	1,956	22	1,978
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)	(16)	(49)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(33)	1,956	1,923	6	1,929

Balances as of June 30, 2015	969	2,646	15	42	(461)	734	351	3,191	2,904	2,869	321	1,956	15,537	336	15,873

(1) As of June 30, 2015 and 2014, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of June 30, 2015 and 2014, 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461.See Note 7 — Equity to the consolidated financial statements.

(3) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.

(4) As approved by the Ordinary Shareholders’ Meeting of the Company held on May 21, 2014 (second tranche).

(5) As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 26, 2015.

(6) As approved by the Ordinary Shareholders’ Meeting of the Company held on April 29, 2015.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Six-month periods ended June 30,
	Note	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		1,978	1,836
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		296	297
Depreciation of PP&E	2	1,391	1,106
Amortization of intangible assets	2	599	405
Consumption of materials	2	138	108
Gain on disposal of PP&E	2	(13)	(10)
Impairment of PP&E	2	10	-
Provisions	6	256	161
Interest and other financial losses		57	(363)
Income tax expense	2	1,051	936
Income tax paid	3	(870)	(1,297)
Net increase in assets	3	(752)	(950)
Net decrease in liabilities	3	(308)	(225)
Total cash flows provided by operating activities		3,833	2,004
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(2,026)	(2,658)
Acquisition of 4G License	3	(2,256)	-
Intangible assets acquisitions	3	(548)	(478)
Proceeds from the sale of PP&E		12	12
Investments not considered as cash and cash equivalents	3	(502)	(1,211)
Total cash flows used in investing activities		(5,320)	(4,335)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	2,602	-
Payment of financial debt	3	(12)	(6)
Payment of interest and related costs	3	(85)	(13)
Payment of cash dividends and related tax withholdings	3	(824)	(672)
Total cash flows provided by (used in) financing activities		1,681	(691)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		9	380

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		203	(2,642)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		684	5,224
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		887	2,582

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2015 AND 2014

(In millions of Argentine pesos, except as otherwise indicated)

TELECOM ARGENTINA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

ARSAT (Empresa Argentina de Soluciones Satelitales S.A.): a state-owned company.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law. Since the enforcement of the new Civil and Commercial Code its name was changed to “Ley General de Sociedades”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

TELECOM ARGENTINA S.A.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

Personal:  Telecom Personal S.A.

PP&E:  Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC:  Subscriber Acquisition Costs.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)           Basis of preparation and significant accounting policies

As required by the CNV for most of public companies, these consolidated financial statements have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29) and in accordance with IFRS as issued by the IASB, as adopted by the CPCECABA.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2014 annual consolidated financial statements which can be consulted at the Company’s website (www.telecom.com.ar/inversores).

As of June 30, 2015, entities included in the consolidation process and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom USA	100.00%		09.12.00	Fixed Services
Micro Sistemas (ii)	99.99%		12.31.97	Fixed Services
Personal	99.99%		07.06.94	Personal Mobile Services
Núcleo (iii)	67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)	67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)            Percentage of equity interest owned has been rounded.

(ii)          Dormant entity as of June 30, 2015 and December 31, 2014 and for the six-month periods ended June 30, 2015 and 2014.

(iii)        Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements except for Government bonds acquired during 1H15 which are valued at fair value (Note 2.b)).

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended June 30, 2015 was approved by resolution of the Board of Directors’ meeting held on August 3, 2015.

b)            Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

TELECOM ARGENTINA S.A.

•                  the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

c)           Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)          Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the six-month periods ended June 30, 2015 and 2014, the weighted average number of shares outstanding totaled 969,159,605 shares, respectively.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	June 30,	December 31,
CURRENT ASSETS	2015	2014
a) Cash and cash equivalents
Cash	16	14
Banks	127	370
Time deposits	481	1
Mutual funds	936	440
	1,560	825
b) Investments
Government bonds at fair value (Note 10.b)	474	-
Government bonds at fair value – dollar linked	93	-
Government bonds at amortized cost	-	1
Provincial government bonds at amortized cost	8	24
Argentine companies notes	-	28
	575	53

TELECOM ARGENTINA S.A.

	June 30,	December 31,
c) Trade receivables	2015	2014
Fixed Services	1,153	1,220
Personal Mobile Services	3,466	3,076
Núcleo Mobile Services	135	120
Subtotal	4,754	4,416
Allowance for doubtful accounts	(329)	(292)
	4,425	4,124

Movements in the allowance for current doubtful accounts are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	(292)	(239)
Additions – Bad debt expenses	(281)	(421)
Uses	244	370
Currency translation adjustments	-	(2)
At the end of the period/year	(329)	(292)

	June 30,	December 31,
d) Other receivables	2015	2014
Prepaid expenses	381	331
Prepaid expenses related parties (Note 5.c)	44	52
Insurance company (handsets) – related party (Note 5.c)	55	46
Tax credits	84	108
Restricted funds	23	21
Advertisement reimbursement	12	40
Tax on personal property – on behalf of shareholders	7	12
NDF (Note 10.b)	4	-
Receivables for suppliers indemnities	2	6
Other	105	77
Subtotal	717	693
Allowance for other receivables	(25)	(23)
	692	670

Movements in the allowance for other receivables are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	(23)	(18)
Additions – Bad debt expenses	-	(3)
Additions – Other operating expenses	(3)	(3)
Uses	1	1
At the end of the period/year	(25)	(23)

	June 30,	December 31,
e) Inventories	2015	2014
Mobile handsets	783	781
Fixed telephones and equipment	22	13
Subtotal	805	794
Allowance for obsolescence of inventories	(74)	(73)
	731	721

Movements in the allowance for obsolescence of inventories are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	(73)	(85)
Additions – Fees for services, maintenance and materials	(6)	(81)
Uses	4	94
Currency translation adjustments	1	(1)
At the end of the period/year	(74)	(73)

TELECOM ARGENTINA S.A.

Sale and cost of equipment and handsets by business segment is as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
	Profit (loss)
Sales of equipment and handsets - Fixed Services	13	18	23	31
Cost of equipment and handsets – Fixed Services	(14)	(20)	(33)	(35)
Total equipment loss – Fixed Services	(1)	(2)	(10)	(4)
Sales of equipment and handsets – Personal Mobile Services	1,352	1,236	2,233	2,115
Cost of equipment and handsets – Personal Mobile Services	(1,038)	(1,087)	(1,637)	(1,850)
Deferred Costs SAC – Personal Mobile Services	8	13	14	36
Total equipment income – Personal Mobile Services	322	162	610	301
Sales of equipment and handsets – Núcleo Mobile Services	44	21	66	36
Cost of equipment and handsets – Núcleo Mobile Services	(65)	(37)	(107)	(65)
Deferred Costs SAC – Núcleo Mobile Services	14	13	28	21
Total equipment loss – Núcleo Mobile Services	(7)	(3)	(13)	(8)
Total equipment and handsets sale	1,409	1,275	2,322	2,182
Total cost of equipment and handsets (net of SAC capitalization)	(1,095)	(1,118)	(1,735)	(1,893)
Total income for sale of equipment and handsets	314	157	587	289

	June 30,	December 31,
	2015	2014
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	18	22
Personal Mobile Services	51	88
Núcleo Mobile Services	64	33
	133	143
g) Other receivables
Prepaid expenses	131	101
Prepaid expenses related parties (Note 5.c)	18	36
Credit on SC Resolution No. 41/07 and IDC	84	85
Restricted funds	21	28
Tax on personal property – on behalf of shareholders	18	18
Tax credits	11	9
Guarantee deposits	10	8
Other	20	18
Subtotal	313	303
Allowance for regulatory matters	(84)	(85)
Allowance for doubtful accounts (tax on personal property)	(18)	(18)
	211	200

Movements in the allowance for regulatory matters are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	(85)	(85)
Uses	1	-
At the end of the period/year	(84)	(85)

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	(18)	(17)
Additions	-	(1)
At the end of the period/year	(18)	(18)

	June 30,	December 31,
	2015	2014
h) Investments
Government bonds at amortized cost	274	257
Provincial and municipal government bonds at amortized cost	69	43
2003 Telecommunications Fund	1	1
	344	301

TELECOM ARGENTINA S.A.

	June 30,	December 31,
i) PP&E	2015	2014
Land, buildings and installations	1,045	1,045
Computer equipment and software	1,376	1,558
Switching and transmission equipment (i)	3,584	3,585
Mobile network access and external wiring	4,519	4,273
Construction in progress	2,487	2,184
Other tangible assets	417	416
Subtotal PP&E	13,428	13,061
Materials	1,226	872
Valuation allowance for materials	(29)	(24)
Impairment of PP&E	(117)	(100)
Total PP&E	14,508	13,809

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	13,933	11,403
CAPEX	1,826	4,304
Materials	494	590
Total PP&E additions	2,320	4,894
Currency translation adjustments	(64)	315
Consumption of materials	(138)	(227)
Decrease	(6)	(62)
Depreciation of the period/year	(1,391)	(2,390)
At the end of the period/year	14,654	13,933

Movements in the valuation allowance for materials are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	(24)	(21)
Additions - Fees for services, maintenance, and materials	(5)	(6)
Uses	-	3
At the end of the period/year	(29)	(24)

Movements in the impairment of PP&E are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	(100)	(156)
Additions – Impairment of PP&E	(10)	(25)
Additions – Fees for services, maintenance, and materials	(7)	-
Depreciation	-	1
Uses	-	80
At the end of the period/year	(117)	(100)

	June 30,	December 31,
j) Intangible assets	2015	2014
3G/4G Licenses	5,636	3,511
Other licenses	588	588
SAC – mobile services	962	820
SAC – fixed services	100	93
Rights of use and exclusivity	206	218
Service connection or habilitation charges	99	99
Other intangible assets	2	2
	7,593	5,331

TELECOM ARGENTINA S.A.

Movements in Intangible assets are as follows:

	June 30,	December 31,
	2015	2014
	(6 months)	(12 months)
At the beginning of the year	5,331	1,519
3G/4G Licenses CAPEX	2,256	3,530
Other CAPEX	608	1,123
Currency translation adjustments	(3)	13
Amortization of the period/year	(599)	(854)
At the end of the period/year	7,593	5,331

CURRENT LIABILITIES	June 30,	December 31,
k) Trade payables	2015	2014
For the acquisition of PP&E	2,418	1,964
For the acquisition of other assets and services	2,205	1,966
For the acquisition of inventory	899	1,734
Subtotal suppliers	5,522	5,664
NDF (Note 10.b)	29	90
Agent commissions	462	318
	6,013	6,072
l) Deferred revenues
On prepaid calling cards	387	339
On international capacity rental	65	55
On connection fees – Fixed Services	33	33
On customer loyalty programs	84	76
From CONATEL – Núcleo Mobile Services	4	4
	573	507
m) Financial debt - Núcleo
..Bank overdrafts for the acquisition of 4G License (Personal – Note 10.f)	2,256	-
Bank overdrafts – principal (Personal)	663	140
Bank overdrafts – accrued interests (Personal)	10	1
Bank loans – accrued interests (Personal)	8	-
Bank loans – principal (Núcleo)	44	32
Bank loans – accrued interest (Núcleo)	6	6
	2,987	179
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	615	690
Social security payables	279	255
Termination benefits	85	77
	979	1,022
o) Income tax payables
Income tax payables	1,181	1,769
Income tax retentions and payments in advance	(483)	(1,525)
Law No. 26,476 Tax Regularization Regime	3	3
	701	247
p) Other taxes payables
VAT, net	269	316
Tax withholdings	123	132
Internal taxes	97	86
Tax on SU	85	97
Regulatory fees	65	67
Municipal taxes	33	31
Turnover tax	27	68
Perception Decree No.583/10 ENARD	18	15
Tax on personal property – on behalf of shareholders	6	12
	723	824
q) Other liabilities
Compensation for directors and members of the Supervisory Committee	23	28
Guarantees received	11	11
Other	5	8
	39	47

TELECOM ARGENTINA S.A.

NON-CURRENT LIABILITIES	June 30,	December 31,
	2015	2014
r) Deferred revenues
On international capacity rental	293	307
On connection fees – Fixed Services	72	67
On customer loyalty programs	90	82
From CONATEL– Núcleo Mobile Services	6	9
	461	465
s) Financial debt - Núcleo
Bank loans – principal (Personal – Note 10.a)	354	-
Bank loans – principal (Núcleo)	215	254
	569	254
t) Salaries and social security payables
Termination benefits	110	122
Bonuses	20	28
	130	150
u) Income tax payables
Law No. 26,476 Tax Regularization Regime	7	9
	7	9
v) Other liabilities
Pension benefits	85	68
Legal fees	5	5
Suppliers guarantees on third parties claims	1	2
Other	1	1
	92	76

w) Deferred income tax asset and liability

Telecom Group’s deferred income tax asset and liability consist of the following:

	Deferred tax assets				Deferred tax liabilities
As of June 30, 2015	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	(53)	(6)	(1)	(60)	(112)	(112)
Provisions	(348)	-	-	(348)	(150)	(150)
PP&E	-	(22)	-	(22)	-	-
Inventory	-	-	-	-	(59)	(59)
Termination benefits	(61)	-	-	(61)	-	-
Deferred revenues	(65)	-	-	(65)	-	-
Pension benefits	(30)	-	-	(30)	-	-
Other deferred tax assets, net	(66)	-	-	(66)	(6)	(6)
Total deferred tax assets	(623)	(28)	(1)	(652)	(327)	(327)
PP&E	367	-	1	368	137	137
Intangible assets	77	-	-	77	417	417
Cash dividends from foreign companies	-	5	-	5	95	95
Investments	-	-	-	-	33	33
Other deferred tax liabilities, net	-	3	-	3	-	-
Total deferred tax liabilities	444	8	1	453	682	682
Total	(179)	(20)	-	(199)	355	355

	Deferred tax assets				Deferred tax liabilities
As of December 31, 2014	Telecom Argentina	Núcleo	Telecom USA	Total	Personal	Total
Allowance for doubtful accounts	(53)	(6)	(1)	(60)	(70)	(70)
Provisions	(313)	-	-	(313)	(122)	(122)
PP&E	-	(17)	-	(17)	-	-
Inventory	-	-	-	-	(61)	(61)
Termination benefits	(64)	-	-	(64)	-	-
Deferred revenues	(61)	-	-	(61)	-	-
Pension benefits	(24)	-	-	(24)	-	-
Other deferred tax assets, net	(63)	-	-	(63)	-	-
Total deferred tax assets	(578)	(23)	(1)	(602)	(253)	(253)
PP&E	382	-	1	383	189	189
Intangible assets	74	-	-	74	348	348
Cash dividends from foreign companies	-	5	-	5	87	87
Investments	-	-	-	-	37	37
Other deferred tax liabilities, net	-	-	-	-	9	9
Total deferred tax liabilities	456	5	1	462	670	670
Total	(122)	(18)	-	(140)	417	417

TELECOM ARGENTINA S.A.

x) Aging of assets and liabilities as of June 30, 2015

Date due	Cash and cash equivalents	Investments	Trade receivables	Deferred income tax assets	Other receivables
Total due	-	-	988	-	-
Not due
Third quarter 2015	1,560	145	2,738	-	378
Fourth quarter 2015	-	428	365	-	125
First quarter 2016	-	1	240	-	95
Second quarter 2016	-	1	94	-	94
July 2016 thru June 2017	-	314	123	-	117
July 2017 thru June 2018	-	7	7	-	44
July 2018 and thereafter	-	22	3	-	41
Not date due established	-	1	-	199	9
Total not due	1,560	919	3,570	199	903
Total	1,560	919	4,558	199	903

Balances bearing interest	1,417	918	1,001	-	-
Balances not bearing interest	143	1	3,557	199	903
Total	1,560	919	4,558	199	903

Average annual interest rate (%)	(a)	(b)	(c) (d)	-	-

(a)         1,357 are assets in argentine pesos (936 bear at an average rate of 10.44% and 421 bear 23.73%) and 60 are assets in foreign currency bearing interests between 0.17% and 0.29%.

(b)         444 are assets in argentine pesos (36 bearing interests between 15% and 27% and 408 are dollar-linked bonds bearing interests between 1.75% and 2.4%) and 474 are assets in foreign currency bearing 7%.

(c)         From due trade receivables 72 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 360 bear 50% over the Banco de la Nación Argentina notes payable discount rate, 11 bear 8.3%, 476 bear 37.5% and 29 bear 36%.

(d)         From not due trade receivables 17 bear 37% and 36 are assets in foreign currency bearing 8.3%.

Date due	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Other liabilities
Total due	(e) 475	-	-	-	-	-	-	-
Not due
Third quarter 2015	5,508	426	2,956	495	2	-	716	16
Fourth quarter 2015	29	51	5	146	1	-	-	-
First quarter 2016	1	49	17	215	-	-	-	-
Second quarter 2016	-	47	9	123	698	-	7	23
July 2016 thru June 2017	-	151	85	66	3	-	-	15
July 2017 thru June 2018	-	60	484	29	2	-	-	4
July 2018 and thereafter	-	250	-	35	2	-	-	73
Not date due established	-	-	-	-	-	355	-	-
Total not due	5,538	1,034	3,556	1,109	708	355	723	131
Total	6,013	1,034	3,556	1,109	708	355	723	131

Balances bearing interest	-	-	3,556	-	14	-	-	-
Balances not bearing interest	6,013	1,034	-	1,109	694	355	723	131
Total	6,013	1,034	3,556	1,109	708	355	723	131

Average annual interest rate (%)	-	-	(f)	-	9.00%	-	-	-

(e)              From due trade payables 378 correspond to foreign suppliers (of which 41 are with related parties). As of the date of these consolidated financial statements, 184 of the due trade payables were cancelled.

(f)                2,929 are liabilities in argentine pesos bearing 20.89%, 362 are liabilities in foreign currency bearing three-month LIBOR plus 8.75% and 265 are liabilities in guaraníes bearing 9.3%.

y) Foreign currency assets and liabilities

The following table shows a breakdown of Telecom Group’s net assessed financial position exposure to currency risk as of June 30, 2015 and December 31, 2014.

06.30.15
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	80	8.988	(iii) 847
G	203,506	0.002	351
EURO	2	10.005	20
	Total assets		1,218
Liabilities
US$	(412)	9.088	(3,725)
G	(137,360)	0.002	(504)
EURO	(10)	10.140	(102)
SDR	-	12.641	(2)
	Total liabilities		(4,333)
	Net liabilities		(3,115)

(i)                      US$ = United States dollar; G= Guaraníes; SDR = Special Drawing Rights.

(ii)                    As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)                  Includes 474 corresponding to Government bonds valued at fair value (equivalent to US$ 37 million).

In order to partially reduce this net liability position in foreign currency the Telecom Group, as of June 30, 2015, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $408 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $319. So, the net liability position in foreign currency amounted to $2,388 as of June 30, 2015 (equivalent to US$ 278 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$ 75 million (Note 10.b) and the portion of the net liability position in foreign currency not covered amounted to US$ 203 million as of June 30, 2015.

TELECOM ARGENTINA S.A.

12.31.14
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	67	8.451	567
G	141,182	0.002	256
EURO	1	10.265	13
	Total assets		836
Liabilities
US$	(436)	8.551	(3,725)
G	(276,621)	0.002	(503)
EURO	(9)	10.407	(97)
SDR	(1)	12.240	(8)
	Total liabilities		(4,333)
	Net liabilities		(3,497)

(i)                      US$ = United States dollar; G= Guaraníes; SDR = Special Drawing Rights.

(ii)                    As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency the Telecom Group, as of December 31, 2014, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $332 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $359. So, the net liability position in foreign currency amounted to $2,806 as of December 31, 2014 (equivalent to US$ 328 million). Additionally, the Group has entered into several NDF contracts to purchase a total amount of US$ 149 million (Note 10.b) and the portion of the net liability position in foreign currency not covered amounted to US$ 179 million as of December 31, 2014.

z) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of June 30, 2015 and December 31, 2014:

	As of June 30, 2015		As of December 31, 2014
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds (dollar linked)	274	282	258	258
Provincial and municipal government bonds (dollar linked)	41	40	56	51
Provincial government bonds in pesos	36	36	11	11
Argentine companies notes (dollar linked)	-	-	18	18
Argentine companies notes in pesos	-	-	10	10
Total	351	358	353	348

(*) According to IFRS selling costs are not deducted.

aa) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of June 30, 2015 and December 31, 2014 is as follows:

	As of June 30, 2015
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	6,250	209	(7,705)	(72)
Compensation	(*) (1,692)	(26)	(*) 1,692	26
Current and non-current assets (liabilities) – Book value	4,558	183	(6,013)	(46)

(*) As of the date of these consolidated financial statements, 325 were offset.

	As of December 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	5,524	182	(7,329)	(65)
Compensation	(1,257)	(10)	1,257	10
Current and non-current assets (liabilities) – Book value	4,267	172	(6,072)	(55)

(1) Only includes financial assets and financial liabilities according to IFRS 7.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
ab) Total revenues and other income	Profit (loss)
Services
Voice – Retail	788	704	1,533	1,386
Voice – Wholesale	244	228	479	453
Internet	1,102	777	2,075	1,503
Data	432	364	839	683
Subtotal Fixed Services	2,566	2,073	4,926	4,025
Voice – Retail	1,557	1,250	3,259	2,595
Voice – Wholesale	448	488	929	976
Internet	1,501	781	2,689	1,425
Data	1,768	1,890	3,613	3,677
Subtotal Personal Mobile Services	5,274	4,409	10,490	8,673
Voice – Retail	145	151	293	277
Voice – Wholesale	30	30	56	57
Internet	132	102	261	207
Data	68	79	148	164
Subtotal Núcleo Mobile Services	375	362	758	705
Total service revenues (a)	8,215	6,844	16,174	13,403
Equipment
Fixed Services	13	18	23	31
Personal Mobile Services	1,352	1,236	2,233	2,115
Núcleo Mobile Services	44	21	66	36
Total equipment revenues (b)	1,409	1,275	2,322	2,182
Total revenues (a) + (b)	9,624	8,119	18,496	15,585
Other income
Fixed Services	4	8	8	17
Personal Mobile Services	-	12	3	13
Total other income (c)	4	20	11	30

Total revenues and other income (a)+(b)+(c)	9,628	8,139	18,507	15,615

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Six-month periods ended June 30,
	2015	%	2014	%
Voice Retail	5,085	31	4,258	32
Voice Wholesale	1,464	10	1,486	11
Total Voice	6,549	41	5,744	43
Internet	5,025	31	3,135	23
Data	4,600	28	4,524	34
Total service revenues	16,174	100	13,403	100

ac) Operating costs

Operating expenses disclosed by nature of expense amounted to $15,359 and $12,997 for the six-month periods ended June 30, 2015 and 2014, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(1,224)	(976)	(2,331)	(1,805)
Social security expenses	(398)	(306)	(744)	(566)
Severance indemnities and termination benefits	(72)	(46)	(135)	(122)
Other employee benefits	(21)	(26)	(48)	(44)
	(1,715)	(1,354)	(3,258)	(2,537)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(76)	(72)	(151)	(137)
Cost of international outbound calls	(42)	(46)	(82)	(100)
Lease of circuits and use of public network	(82)	(69)	(161)	(135)
Mobile services - charges for roaming	(88)	(104)	(192)	(237)
Mobile services - charges for TLRD	(213)	(214)	(415)	(411)
	(501)	(505)	(1,001)	(1,020)

TELECOM ARGENTINA S.A.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
	Profit (loss)
Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(82)	(105)	(154)	(208)
Technical maintenance	(199)	(184)	(388)	(354)
Service connection fees for fixed lines and Internet lines	(59)	(55)	(101)	(103)
Service connection fees capitalized as SAC	4	1	6	2
Service connection fees capitalized as Intangible assets	8	8	14	15
Other maintenance costs	(114)	(70)	(195)	(137)
Obsolescence of inventories – Personal Mobile Services	(1)	(30)	(6)	(62)
Call center fees	(346)	(280)	(650)	(499)
Other fees for services	(183)	(122)	(379)	(239)
Compensation for Directors and Supervisory Committee members	(8)	(7)	(16)	(14)
	(980)	(844)	(1,869)	(1,599)
Taxes and fees with the Regulatory Authority
Turnover tax	(515)	(437)	(990)	(844)
Taxes with the Regulatory Authority	(212)	(176)	(423)	(346)
Tax on deposits to and withdrawals from bank accounts	(98)	(91)	(187)	(171)
Municipal taxes	(74)	(52)	(134)	(105)
Other taxes	(81)	(53)	(119)	(98)
	(980)	(809)	(1,853)	(1,564)
Commissions
Agent commissions	(669)	(477)	(1,151)	(854)
Agent commissions capitalized as SAC	313	229	513	362
Distribution of prepaid cards commissions	(154)	(139)	(312)	(281)
Collection commissions	(238)	(164)	(397)	(295)
Other commissions	(25)	(26)	(49)	(50)
	(773)	(577)	(1,396)	(1,118)
Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(794)	(1,154)	(794)	(857)
Plus:
Purchases	(1,137)	(1,158)	(1,807)	(2,293)
Deferred costs from SAC	22	26	42	57
Decreases from allowance for obsolescence	1	11	4	33
Mobile handsets lent to customers at no cost	8	10	15	17
Decreases not charged to material cost	-	-	-	3
Less:
Inventory balance at period end	805	1,147	805	1,147
	(1,095)	(1,118)	(1,735)	(1,893)
Advertising
Media advertising	(117)	(109)	(227)	(190)
Fairs and exhibitions	(29)	(34)	(78)	(82)
Other advertising costs	(33)	(34)	(65)	(69)
	(179)	(177)	(370)	(341)
Cost of VAS
Cost of mobile VAS	(294)	(213)	(581)	(400)
Cost of fixed VAS	(10)	(2)	(16)	(6)
	(304)	(215)	(597)	(406)
Other operating costs
Transportation, freight and travel expenses	(174)	(139)	(317)	(263)
Delivery costs capitalized as SAC	19	13	33	23
Rent of buildings and cell sites	(129)	(102)	(251)	(193)
Energy, water and others	(105)	(90)	(236)	(183)
International and satellite connectivity	(39)	(35)	(74)	(67)
	(428)	(353)	(845)	(683)
D&A
Depreciation of PP&E	(714)	(568)	(1,391)	(1,106)
Amortization of SAC and service connection charges	(241)	(198)	(457)	(393)
Amortization of 3G/4G Licenses	(72)	-	(131)	-
Amortization of other intangible assets	(6)	(6)	(11)	(12)
	(1,033)	(772)	(1,990)	(1,511)

TELECOM ARGENTINA S.A.

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
	Profit (loss)
Gain on disposal of PP&E and impairment of PP&E
Gain on disposal of PP&E	7	6	13	10
Impairment of PP&E – construction in progress	(7)	-	(10)	-
	-	6	3	10

The operating expenses disclosed by function are as follows:

Operating costs	(4,892)	(4,351)	(9,116)	(8,095)
Administration costs	(461)	(351)	(849)	(648)
Commercialization costs	(2,733)	(2,137)	(5,230)	(4,162)
Other expenses – provisions	(74)	(65)	(167)	(102)
Gain on disposal of PP&E and impairment of PP&E	-	6	3	10
	(8,160)	(6,898)	(15,359)	(12,997)

ad) Financial results
Finance income
Interest on time deposits	7	103	7	260
Gains on investments (Argentine companies notes and governments bonds)	58	30	69	73
Gains on Mutual Funds	30	38	61	74
Interest on receivables	48	44	90	80
Foreign currency exchange gains	18	52	39	534
Gain on NDF (Note 10.b)	4	(3)	4	42
Total finance income	165	264	270	1,063
Finance expenses
Interest on loans - Personal	(33)	-	(71)	-
Interest on loans - Núcleo	(6)	(6)	(12)	(12)
Interest on salaries and social security payable, other taxes payables and accounts payable	(8)	(11)	(12)	(20)
Interest on provisions	(36)	(39)	(89)	(70)
Present value effect of salaries and social security payable and other taxes payables	(1)	(2)	(2)	(3)
Foreign currency exchange losses (*)	(71)	6	(134)	(756)
Pension benefits financial cost	(7)	-	(14)	-
Losses on NDF (Note 10.b)	(29)	(26)	(51)	(48)
Other	(4)	-	(4)	-
Total finance expenses	(195)	(78)	(389)	(909)
	(30)	186	(119)	154

(*) Include (202) of foreign currency exchange losses generated by the acquisition of US$ 85 million of Government bonds in the six-month period ended June 30, 2014, respectively.

ae) Income taxes

Income tax expense for the six-month periods ended June 30, 2015 and 2014 consists of the following:

	Profit (loss)
	The Company	Telecom USA	Personal	Núcleo	Total
Current tax expense	(294)	(2)	(856)	(10)	(1,162)
Deferred tax benefit	54	-	54	3	111
Income tax expense as of June 30, 2015	(240)	(2)	(802)	(7)	(1,051)

Current tax expense	(266)	(3)	(891)	(14)	(1,174)
Deferred tax benefit	65	-	172	1	238
Income tax expense as of June 30, 2014	(201)	(3)	(719)	(13)	(936)

TELECOM ARGENTINA S.A.

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
		Profit (loss)
Pre-tax income on a separate return basis	4,498	83	4,581
Non taxable items – Income from investments	(1,550)	(2)	(1,552)
Non taxable items – Other	-	(26)	(26)
Subtotal	2,948	55	3,003
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,032)	(9)	(1,041)
Income tax on dividends from foreign companies	(10)	-	(10)
Income tax expense as of June 30, 2015	(1,042)	(9)	(1,051)

	In Argentina	Abroad	Total
		Profit (loss)
Pre-tax income on a separate return basis	4,140	116	4,256
Non taxable items – Income from investments	(1,484)	-	(1,484)
Non taxable items – Other	6	(23)	(17)
Subtotal	2,662	93	2,755
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(932)	(16)	(948)
Income tax on dividends from foreign companies	(15)	-	(15)
Recovery of valuation allowance	27	-	27
Income tax expense as of June 30, 2014	(920)	(16)	(936)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (which integrates the Telecom Group’s cash management and whose balances fluctuates according to the Group’s needs). Such bank overdrafts are disclosed in the consolidated statements of financial position as current financial debt.

	June 31,		December 31,
	2015	2014	2014	2013
Cash and cash equivalents	1,560	2,582	825	5,224
Bank overdrafts (Note 2.m)	(673)	-	(141)	-
Total cash and cash equivalents	887	2,582	684	5,224

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Six-month periods ended June 30,
	2015	2014
Collections
Collections from customers	19,971	16,439
Interests from customers	90	80
Interests from time deposits and investment funds	68	331
CPP collections	250	339
NDF	-	84
Subtotal	20,379	17,273
Payments
For the acquisition of goods and services and others	(5,669)	(4,734)
For the acquisition of inventories	(2,345)	(2,391)
Salaries and social security payables and severance payments	(3,172)	(2,400)
NDF	(111)	(48)
CPP payments	(338)	(417)
Income taxes	(870)	(1,297)
Other taxes and taxes and fees with the Regulatory Authority	(3,906)	(3,321)
Foreign currency exchange differences related to the payments to suppliers	(135)	(661)
Inventory suppliers	(81)	(285)
PP&E suppliers	(26)	(276)
Other suppliers	(28)	(100)
Subtotal	(16,546)	(15,269)
Net cash flow provided by operating activities	3,833	2,004

TELECOM ARGENTINA S.A.

•     Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2015	2014
Net (increase) decrease in assets
Investments	(63)	51
Trade receivables	(577)	(620)
Other receivables	(77)	(55)
Inventories	(35)	(326)
	(752)	(950)
Net (decrease) increase in liabilities
Trade payables	(330)	(211)
Deferred revenues	65	26
Salaries and social security payables	(63)	(49)
Other taxes payables	54	55
Other liabilities	8	6
Provisions	(42)	(52)
	(308)	(225)

Income tax paid consists of the following:

Tax returns and payments in advance	(772)	(1,198)
Other payments	(98)	(99)
	(870)	(1,297)

•     Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	110	187

•     Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(2,320)	(2,035)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,139)	(1,419)
Less:
Acquisition of PP&E through incurrence of trade payables	1,418	779
Mobile handsets lent to customers at no cost (i)	15	17
	(2,026)	(2,658)

(i)              Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Acquisitions of 4G License (Notes 2.j and 10.f)	(2,256)	-
	(2,256)	-

Intangible assets additions (Note 2.j)	(608)	(459)
Plus:
Payments of trade payables originated in prior periods acquisitions	(121)	(101)
SAC acquisitions offset with trade receivables	(110)	(187)
Less:
Acquisition of intangible assets through incurrence of trade payables	291	269
	(548)	(478)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	-	(483)
Argentine companies notes acquisition	-	(16)
Public bonds acquisition	(553)	(804)
Argentine companies notes collection	28	25
Government bonds collection	23	67
	(502)	(1.211)

TELECOM ARGENTINA S.A.

•     Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Six-month periods ended June 30,
	2015	2014
Bank overdrafts for the acquisitions of 4G License (Personal – Note 10.f)	2,256	-
Debt proceeds – Personal (Note 10.a)	346	-
Total financial debt proceeds	2,602	-
Payment of bank loans – Núcleo	(12)	(6)
Total payment of financial debt	(12)	(6)
Bank overdrafts – Personal	(55)	-
Payment of related costs on bank loans – Personal (Note 10.a)	(17)	-
Payment of interest on bank loans – Núcleo	(13)	(13)
Total payment of interest and related costs	(85)	(13)

Cash dividends from Telecom Argentina

Fiscal year 2015

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2015, approved the payment of cash dividends of $804 (equivalent to $0.83 pesos per outstanding share), which was made available to shareholders on May 11, 2015. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $14 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $12.

Fiscal year 2014

During 1Q14 the Company paid $44 related to withholdings on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid finally corresponded to: (i) income tax withholdings on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

The Company’s Ordinary Shareholders’ Meeting held on April 29, 2014, approved, in its second tranche of deliberations held on May 21, 2014, the payment of cash dividends in two equal installments of $601. The first installment was made available to shareholders on June 10, 2014. The amount paid includes: (i) income tax withholdings on dividends paid to shareholders in the amount of $11 and (ii) recovery of tax on personal property – on behalf of shareholders withholdings in the amount of $10. The second installment was paid in September 2014.

Cash dividends from Núcleo

Fiscal year 2015

Núcleo’s shareholders, at their meeting held on March 26, 2015, approved the distribution of cash dividends for an amount equivalent to $63 (that correspond to 35,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day), with the following schedule of payments:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2015	42	21	63
Total (*)	42	21	63

(*) As of the payment date, the amounts were 41 and 20, respectively.

The Ordinary Shareholders’ Meeting also delegate in Nucleo’s Board of Directors the possibility and opportunity of distribution of a second cash dividends for an amount of up to 35,000 million of Guaraníes (equivalent to approximately $63), subject to additional investments required by the eventual spectrum auction in the 1700 MHz Band to provide 4G services in the Republic of Paraguay, which is estimated that the CONATEL will launch during 2H15.

Fiscal year 2014

Núcleo’s shareholders, at their meeting held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160. The shareholders also decided to delegate in Nucleo’s Board of Directors of the authority to determine the amount and time for the payments of these cash dividends.

TELECOM ARGENTINA S.A.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2014	54	26	80
October 2014	54	26	80
Total (*)	108	52	160

(*) Correspond to 90,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval. As of the payment date, the amounts were 54 and 27, respectively.

NOTE 4 – SEGMENT INFORMATION

As of June 30, 2014, the Telecom Group carried out its activities through five companies, each identified as an operating segment. In July 2014 it was constituted in Paraguay a new company (Personal Envíos, controlled by Núcleo) which was included in the “Núcleo Mobile Services” segment. Therefore, as of June 30, 2015, the Telecom Group carries out its activities through six companies which were consolidated by the end of the six-month period ended June 30, 2015 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the six-month periods ended June 30, 2015 and 2014 was as follows:

TELECOM ARGENTINA S.A.

For the six-month period ended June 30, 2015

❑       Income statement

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo (*)	Subtotal	nations	Total
Total revenues and other income (1)	6,011	12,799	827	13,626	(1,130)	18,507
Employee benefit expenses and severance payments	(2,370)	(825)	(63)	(888)	-	(3,258)
Interconnection costs and other telecommunication charges	(334)	(1,420)	(73)	(1,493)	826	(1,001)
Fees for services, maintenance, materials and supplies	(816)	(1,189)	(72)	(1,261)	208	(1,869)
Taxes and fees with the Regulatory Authority	(402)	(1,425)	(26)	(1,451)	-	(1,853)
Commissions	(119)	(1,210)	(92)	(1,302)	25	(1,396)
Cost of equipments and handsets	(33)	(1,623)	(79)	(1,702)	-	(1,735)
Advertising	(53)	(278)	(39)	(317)	-	(370)
Cost of VAS	(16)	(540)	(41)	(581)	-	(597)
Provisions	(96)	(71)	-	(71)	-	(167)
Bad debt expenses	(30)	(242)	(9)	(251)	-	(281)
Other operating expenses	(419)	(451)	(46)	(497)	71	(845)
Operating income before D&A	1,323	3,525	287	3,812	-	5,135
Depreciation of PP&E	(622)	(616)	(153)	(769)	-	(1,391)
Amortization of intangible assets	(87)	(481)	(31)	(512)	-	(599)
Gain on disposal and impairment of PP&E	19	(16)	-	(16)	-	3
Operating income	633	2,412	103	2,515	-	3,148
Financial results, net	55	(145)	(29)	(174)	-	(119)
Income before income tax expense	688	2,267	74	2,341	-	3,029
Income tax expense	(242)	(802)	(7)	(809)	-	(1,051)
Net income	446	1,465	67	1,532	-	1,978

(*) Includes Personal Envíos’ operations. This company started to operate on January 1, 2015. Its operations are not material (Revenues 4, Operating income before D&A (1), Operating income (2) and Net loss (2)).

Net income attributable to Telecom Argentina (Controlling Company)	446	1,465	45	1,510	-	1,956
Net income attributable to non-controlling interest	-	-	22	22	-	22
	446	1,465	67	1,532	-	1,978

(1)

Service revenues	4,926	10,490	758	11,248	-	16,174
Equipment revenues	23	2,233	66	2,299	-	2,322
Other income	8	3	-	3	-	11
Subtotal third party revenues	4,957	12,726	824	13,550	-	18,507
Intersegment revenues	1,054	73	3	76	(1,130)	-
Total revenues and other income	6,011	12,799	827	13,626	(1,130)	18,507

❑       Statement of financial position information

PP&E	8,071	5,138	1,299	6,437	-	14,508
Intangible assets, net	391	7,138	65	7,203	(1)	7,593
Capital expenditures on PP&E (a)	825	870	131	1,001	-	1,826
Capital expenditures on intangible assets – 4G License (b)	-	2,256	-	2,256	-	2,256
Capital expenditures on other intangible assets (b)	83	486	39	525	-	608
Total capital expenditures (a)+(b)	908	3,612	170	3,782	-	4,690
Total additions on PP&E and intangible assets	1,147	3,851	186	4,037	-	5,184
Net financial asset (debt)	720	(1,578)	(220)	(1,798)	-	(1,078)

❑       Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,614	17,457	21,512
Abroad	893	1,050	1,476
Total	18,507	18,507	22,988

TELECOM ARGENTINA S.A.

For the six-month period ended June 30, 2014

❑       Income statement

	Fixed	Mobile Services			Elimi-
	Services	Personal	Núcleo	Subtotal	nations	Total
Total revenues and other income (1)	4,834	10,856	746	11,602	(821)	15,615
Employee benefit expenses and severance payments	(1,826)	(654)	(57)	(711)	-	(2,537)
Interconnection costs and other telecommunication charges	(323)	(1,223)	(92)	(1,315)	618	(1,020)
Fees for services, maintenance, materials and supplies	(681)	(966)	(65)	(1,031)	113	(1,599)
Taxes and fees with the Regulatory Authority	(348)	(1,193)	(23)	(1,216)	-	(1,564)
Commissions	(101)	(974)	(70)	(1,044)	27	(1,118)
Cost of equipments and handsets	(35)	(1,814)	(44)	(1,858)	-	(1,893)
Advertising	(77)	(227)	(37)	(264)	-	(341)
Cost of VAS	(6)	(374)	(26)	(400)	-	(406)
Provisions	(80)	(22)	-	(22)	-	(102)
Bad debt expenses	(52)	(171)	(10)	(181)	-	(233)
Other operating expenses	(348)	(358)	(40)	(398)	63	(683)
Operating income before D&A	957	2,880	282	3,162	-	4,119
Depreciation of PP&E	(510)	(454)	(142)	(596)	-	(1,106)
Amortization of intangible assets	(68)	(309)	(28)	(337)	-	(405)
Gain on disposal of PP&E	9	1	-	1	-	10
Operating income	388	2,118	112	2,230	-	2,618
Financial results, net	191	(34)	(3)	(37)	-	154
Income before income tax expense	579	2,084	109	2,193	-	2,772
Income tax expense	(204)	(719)	(13)	(732)	-	(936)
Net income	375	1,365	96	1,461	-	1,836

Net income attributable to Telecom Argentina (Controlling Company)	375	1,365	65	1,430	-	1,805
Net income attributable to non-controlling interest	-	-	31	31	-	31
	375	1,365	96	1,461	-	1,836

(1)

Service revenues	4,025	8,673	705	9,378	-	13,403
Equipment revenues	31	2,115	36	2,151	-	2,182
Other income	17	13	-	13	-	30
Subtotal third party revenues	4,073	10,801	741	11,542	-	15,615
Intersegment revenues	761	55	5	60	(821)	-
Total revenues and other income	4,834	10,856	746	11,602	(821)	15,615

❑       Statement of financial position information

PP&E	7,011	4,005	1,345	5,350	-	12,361
Intangible assets, net	373	1,154	61	1,215	(1)	1,587
Capital expenditures on PP&E (a)	834	876	96	972	-	1,806
Capital expenditures on intangible assets (b)	65	365	29	394	-	459
Total capital expenditures (a)+(b)	899	1,241	125	1,366	-	2,265
Total additions on PP&E and intangible assets	1,131	1,229	134	1,363	-	2,494
Net financial asset (debt)	1,650	2,411	(254)	2,157	-	3,807

❑       Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	14,823	14,678	13,864
Abroad	792	937	1,445
Total	15,615	15,615	15,309

TELECOM ARGENTINA S.A.

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS

a)   Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor –Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of June 30, 2015, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 7.b) – Acquisition of Treasury Shares, as of June 30, 2015, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of June 30, 2015 these shares represent 78.38% of the capital stock of Nortel.

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

On November 14, 2013, Telecom Italia S.p.A y Telecom Italia International N.V. (jointly, the “Sellers”) and Tierra Argentea (a company controlled by the Sellers) announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina, owned by the Sellers, through its subsidiaries Sofora, Nortel and Tierra Argentea. Closing of the transfer of the Telecom Italia Group’s shares in Sofora was subject to the prior obtaining of certain regulatory authorizations therefore required.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

On October 25, 2014, Telecom Italia S.p.A. announced the acceptance of an offer by the Fintech Group to amend and restate the agreement announced on November 14, 2013. Within the frame of this amendment agreement: 1) on October 29, 2014 Telecom Italia International N.V. agreed the transfer of 17% of the capital stock of Sofora to the Fintech Group; 2) it was confirmed that the transfer of the 51% controlling interest in Sofora is subject to the prior regulatory approval of the SC and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and one-half years.

It was informed that the majority of the members of Sofora’s Board of Directors will continue to be appointed by the Telecom Italia Group until the regulatory authorizations in Argentina are obtained and the transfer of the 51% controlling interest in Sofora is completed. No material changes in Sofora and its subsidiaries’ corporate governance are expected.

It was also informed that: “if the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least US$ 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If it was not possible for Telecom Italia to sell to a third party within a period of two and one-half years, the agreement with Fintech will be terminated, Fintech will pay to Telecom Italia an amount of US$ 175 million and Telecom Italia will have an option to purchase (or designate a Telecom Italia Group company to purchase) within a period of sixth months the 17% minority interest in Sofora previously transferred to Fintech, pursuant to a formula agreed by the parties.”

As of the date of issuance of these consolidated financial statements, Sofora’s shares belong to Telecom Italia S.p.A. (32.5%), Telecom Italia International N.V. (18.5%); W de Argentina - Inversiones S.L. (32%) and Fintech Telecom LLC (17%). The economic rights of Telecom Italia Group in Telecom Argentina amounted to 14.5% as of June 30, 2015.

TELECOM ARGENTINA S.A.

More information about the operation celebrated between the Telecom Italia Group and the Fintech Group is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A and Telecom Argentina) of the SEC in www.sec.gov.

b)   Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group or W de Argentina - Inversiones SL, except Nortel and companies under sect. 33 of Law No. 19,550 (subsidiaries or affiliates).

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. Such situation is confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica, S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the periods presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

c)   Balances with related parties

CURRENT ASSETS	Type of related party	June 30,	December 31,
		2015	2014
Trade receivables
TIM Participaçoes S.A. (a)	Other related party	6	5
Latin American Nautilus Argentina S.A. (a)	Other related party	3	3
Telecom Italia Sparkle S.p.A. (a)	Other related party	-	1
Telecom Italia S.p.A. (a)	Indirect parent company	-	1
		9	10
Other receivables
Latin American Nautilus Ltd. (a) (b)	Other related party	44	52
Caja de Seguros S.A. (c)	Other related party	55	46
		99	98
NON-CURRENT ASSETS
Other receivables
Latin American Nautilus Ltd. (a) (b)	Other related party	18	36
		18	36
CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	43	61
Latin American Nautilus Ltd. (a)	Other related party	33	11
Telecom Italia S.p.A. (a)	Indirect parent company	5	16
Telecom Italia Sparkle S.p.A. (a)	Other related party	18	13
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	1	-
TIM Participaçoes S.A. (a)	Other related party	1	-
Caja de Seguros S.A. (c)	Other related party	62	57
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (d)	Other related party	10	8
		175	168

(a)	Such companies relate to Telecom Italia Group.
(b)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 on February 2013 for this agreement.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to Telecom Italia Group.
(d)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to W de Argentina - Inversiones S.L.

TELECOM ARGENTINA S.A.

d)     Transactions with related parties

	Transaction description	Type of related party	Six-month periods ended June 30,
			2015	2014

Services rendered			Profit (loss)

Telecom Italia Sparkle S.p.A. (a)	Voice – Wholesale	Other related party	12	15
TIM Participaçoes S.A. (a)	Voice – Wholesale	Other related party	3	8
Latin American Nautilus Argentina S.A. (a)	Voice – Wholesale	Other related party	5	4
Telecom Italia S.p.A. (a)	Voice – Wholesale	Indirect parent company	2	2
Caja de Seguros S.A. (b)	Voice – Retail	Other related party	128	43
Caja de Seguros S.A. (b)	Equipment	Other related party	115	177
		Total services rendered	265	249

	Transaction description	Type of related party	Six-month periods ended June 30,
			2015	2014
Services received			Profit (loss)

Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(39)	(67)
Grupo Italtel (a)	Maintenance, materials and supplies	Other related party	(30)	(22)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(33)	(25)
TIM Participaçoes S.A. (a)	Roaming	Other related party	(8)	(18)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(8)	(4)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(4)	(5)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(3)	(3)
Caja de Seguros S.A. (b)	Insurance	Other related party	(16)	(11)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (c)	Salaries and social security	Other related party	(47)	(28)
La Estrella Seguros de Retiro S.A. (c)	Insurance	Other related party	(5)	(4)
		Total services received	(193)	(187)
Purchases of PP&E
Grupo Italtel (a)		Other related party	20	62
		Total purchases of PP&E	20	62

(a)	Such companies relate to Telecom Italia Group.
(b)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to Telecom Italia Group.
(c)	Until March 30, 2015 this company related both to Telecom Italia Group and W de Argentina - Inversiones S.L. Since March 31, 2015 it relates to W de Argentina - Inversiones S.L.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $46 and $40 for the six-month periods ended June 30, 2015 and 2014, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2015	2014	2015	2014
Salaries (*)	10	7	19	17
Variable compensation (*)	4	4	9	9
Social security contributions	4	3	8	7
Termination benefits	10	-	10	7
	28	14	46	40

(*) Gross compensation. Social security contributions and income tax retentions that are deducted from the gross compensation are in charge of the employee.

As of June 30, 2015 and December 31, 2014, an amount of $10 and $8 remained unpaid, respectively.

As of June 30, 2015 and 2014, the Telecom Group has recorded a provision of $10 and $8, respectively, for the fees of its Board of Directors’ members. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)           Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $6,030 as of June 30, 2015 (of which $2,829 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)          Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2015, the Telecom Group has recorded provisions in an aggregate amount of $1,553 to cover potential losses under these claims ($84 for regulatory contingencies deducted from assets and $1,469 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2015, these restricted funds totaled $44 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances	Additions			Decreases		Balances
	as of December 31, 2014	Capital (i)	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of June 30, 2015
Current
Provision for civil and commercial proceedings	71	34	19	13	-	(7)	130
Provision for labor claims	51	-	-	33	-	(28)	56
Provision for regulatory, tax and other matters claims	77	-	-	6	-	(7)	76
Total current provisions	199	34	19	52	-	(42)	262
Non-current
Provision for civil and commercial proceedings	228	21	14	(13)	-	-	250
Provision for labor claims	288	61	34	(33)	-	-	350
Provision for regulatory, tax and other matters claims	441	51	16	(30)	-	-	478
Asset retirement obligations	123	-	6	-	-	-	129
Total non-current provisions	1,080	133	70	(76)	-	-	1,207

Total provisions	1,279	167	89	(iii) (24)	-	(42)	1,469

	Balances	Additions			Decreases		Balances
	as of December 31, 2013	Capital	Interest (ii)	Reclassi- fications	Classified to liability	Payments	as of June 30, 2014
Current
Provision for civil and commercial proceedings	133	-	-	(17)	(47)	(7)	62
Provision for labor claims	44	-	-	34	-	(36)	42
Provision for regulatory, tax and other matters claims	47	-	-	23	-	(9)	61
Total current provisions	224	-	-	40	(47)	(52)	165
Non-current
Provision for civil and commercial proceedings	139	24	17	17	-	-	197
Provision for labor claims	263	10	25	(34)	-	-	264
Provision for regulatory, tax and other matters claims	525	57	24	(23)	-	-	583
Asset retirement obligations	106	2	4	-	-	-	112
Total non-current provisions	1,033	(iv) 93	70	(40)	-	-	1,156

Total provisions	1,257	93	70	-	(47)	(52)	1,321

(i)               Included in Provisions.

(ii)             Included in Finance costs, in the line Interest on provisions

(iii)           Reclassified to Other receivables

(iv)          102 included in Provisions, 2 included in currency translation adjustment and a recovery of (11) for Personal’s obligations prescriptions included in Other income.

TELECOM ARGENTINA S.A.

NOTE 7 – EQUITY

Equity includes:

	June 30,	December 31,
	2015	2014
Equity attributable to Telecom Argentina (Controlling Company)	15,537	14,418
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A. – Note 1.a)	336	351
Total equity (*)	15,873	14,769

(*) Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The total capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the BCBA and the NYSE for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of June 30, 2015 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	-	502,034,299
Class “B”	466,883,425	15,221,373	482,104,798
Class “C”	241,881	-	241,881
Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency, for the following maximum amount and deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

According to the offer made on November 7, 2013 by the Fintech Group for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina (see Note 5.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Company’s request and the Telecom Argentina’s Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

TELECOM ARGENTINA S.A.

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of the date of issuance of these consolidated financial statements, the Company owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461.

(c) Conversion of Class “C” shares

Pursuant to the authorization approved by the General Ordinary and Extraordinary and Special Class “C” Shares Meetings of Telecom Argentina held on December 15, 2011 and following the request of individual holders, on June 15, 2015, 24.901 Class “C” shares were converted, in a ninth tranche, into an equal number of Class “B” shares. As of the date of issuance of these consolidated financial statements, conversion is pending for 241,881 Class “C” shares.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). On May 21, 2014, Telecom Argentina reached the maximum amount of its Legal Reserve according to LSC and CNV provisions previously disclosed.

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Telecom Argentina
Fiscal year 2014:
March 31,	7,466	2,112	1,377	(32)	906	889
June 30,	8,119	2,007	1,241	186	930	916
September 30,	8,598	2,067	1,225	76	848	839
December 31,	9,158	2,516	1,600	23	1,045	1,029
	33,341	8,702	5,443	253	3,729	3,673
Fiscal year 2015:
March 31,	8,872	2,634	1,680	(89)	1,041	1,028
June 30,	9,624	2,501	1,468	(30)	937	928
	18,496	5,135	3,148	(119)	1,978	1,956

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2015 FOR THE TELECOM GROUP

(a)   Personal’s bank loan

On January 28, 2015, Personal entered into a loan with a foreign bank for a total amount of US$ 40.8 million (equivalent to $353 at that date). This new loan is a 27-months bullet loan with three-month interest payment at a weighted average rate of three-month LIBO plus 8.75% (a financial cost of 9.0288% in 1H15). The debt amounted to $362 as of June 30, 2015 (including a principal of $354 disclosed in Non-current financial debt and accrued interests amounting to $8 disclosed in Current financial debt).

The terms and conditions of the loan include covenants and events of default that are usual for this type of transaction, among those the limitation that Personal will not incur new indebtedness other than the permitted indebtedness if, as a result of the incurrence thereof, its consolidated total leverage ratio (consolidated debt to consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan) is greater than 3.0 to 1.0 or its consolidated interest coverage ratio (consolidated operating profit/loss before depreciation and amortization, including gain/loss on disposal of PP&E and impairment of PP&E and impairment of PP&E, as defined in the terms and conditions of the loan, to consolidated net interest) is lower than 3.0 to 1.0.

The funds were totally used for the acquisition of inventories.

TELECOM ARGENTINA S.A.

(b)  Financial transactions to mitigate foreign exchange risk

Due to the existence of commitments denominated in US Dollars as of June 30, 2015 Personal entered into several NDF agreements during 1H15 to purchase a total amount of US$75 million which will mature between January 2016 and June 2016. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commitments (item covered) to its functional currency. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF in 1H15 (net loss of approximately $25 million) have also been recognized in the Income Statement, within Finance income and expenses - NDF. The Telecom Group recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties. As of June 30, 2015, Personal has a current asset amounting to $4 and a current liability amounting to $29 related to the US$75 million outstanding NDF to such date.

During 1Q15, Personal also realized the remaining NDF entered as of December 31, 2014 for US$149 million, recording a net loss of $22 which was recognized in the Income Statement, within Finance income and expenses – NDF in 1Q15. The purpose of these NDF was also to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency.

As part of their financial risk management and reduction of exchange rate risk policies, during 1H15 Telecom Argentina and Personal acquired Government bonds denominated in U.S. dollars (Bonar X 2017), at a cost of $429, with an annual interest rate of 7%, also in U.S. dollars. These bonds were valued at fair value and generated a gain of $45 million which was recognized in “Financial results - Gains on investments”.

(c)   Profit sharing bonds

The “Ramollino Silvana v. Telecom Argentina S.A.” case was pending to be solved by the Supreme Court as a result of a complaint introduced by certain co-plaintiffs whose claim related to the profit sharing bonds had been left ineffective because they were not part of the Share Ownership Plan (“the PPP”).

The Labor Chamber of Appeals had rejected this action as it considered that such employees joined Telecom Argentina following the transfer of staff to the privatized entity and the only beneficiaries who could collect bonds were employees who participated in the PPP during the privatization.

On March 16, 2015, the Attorney General’s Office ruled that the issue to be solved is to determine if recurrent co-plaintiffs – who were employed by the Company after its privatization and the implementation of the PPP- have the right to participate in profit sharing programs created under Law No. 23,696. In this regard the Attorney General’s Office ruled that the profit sharing bonds are a necessary consequence of the implementation of the PPP, so if the plaintiffs were not entitled to the profit sharing bonds they would not be entitled to the PPP.

He noted that “the legislative design of these programs does not constitute harm to the plaintiffs and cannot be considered discriminatory. The difference in treatment between those who joined the ex-Entel and employees of the entity once it was privatized seems a reasonable regulation of different situations.”

On June 9, 2015 the Argentine Supreme Court issued a final sentence adhering to the opinion of the Attorney General’s Office, ratifying that every employee hired by the Company after November 8, 1990 do not have the right to participate in the profit sharing bond as they were excluded of the PPP.

This judicial precedent endorse the criteria used by the Company and based on its legal advisors opinion (who considered remote the chances of compensation to employees not included in the PPP) to estimate the provisions recorded for these claims.

(d)  Legal Procedures relating to the Definition of the Scope of Fixed and Mobile Telephone Services under Broadcasting Law No. 22,285, repealed by Law No. 26,522 of Audiovisual Communication Services

Within the context of a claim filed by Supercanal S.A., on June 16, 2014 Telecom Argentina had filed before the Courts a request to terminate the injunction, arguing among other reasons that new Law No. 26,522 of Audiovisual Communication Services repealed the former law, under which the injunction had been ordered. Alternatively, Telecom Argentina had also requested that the injunction be adjusted between the limits of the new law, thus removing from it the VAS, Internet and/or video on demand services. In December 2014, Supercanal alleged that Telecom Argentina’s request is based on unconstitutional grounds.

In March 2015, Telecom Argentina reported in the case the enactment of Law No. 27,078 (LAD) and requested that it be considered at the time of the Judge’s ruling. As of the date of issuance of these consolidated financial statements, the allegations of both parties are pending before the Courts.

TELECOM ARGENTINA S.A.

(e)   Constitution and startup of activities of the “Autoridad Federal de las Tecnologías de la Información y las Comunicaciones” (the “AFTIC”)

Decree No. 1,117/15 issued on June 12, 2015 approved the organizational structure of the AFTIC, created by section 77 of Law No. 27,078 (LAD) as an autonomous and decentralized body within the PEN.

AFTIC is the continuation, for all purposes, of the SC and the CNC, and its functions are the regulation, control, supervision and verification concerning the Information and Communications Technology (“ICT”) in general, of the telecommunications in particular, of the postal service and all those matters integrated to its field in accordance to the text of the LAD and the applicable regulations and the policies set by the National Government.

AFTIC is constituted by a plural Board that will be integrated by seven (7) members and by a Telecommunications and Digitalization Technologies Federal Council that will be integrated by thirty four (34) members. The plural Board will manage and administrate the AFTIC and the Council will bring together different stakeholders of the sector and will be responsible for the law enforcement.

Pursuant to the provisions of the mentioned Decree, the AFTIC organizational structure is compound by five (5) General Managements and eight (8) National Managements, an Internal Audit Area, a Communication and Press Area, and a General Secretary, all depending from the plural Board.

Decree No. 1,115 published in the Official Bulletin on June 16, 2015, appointed two members of the AFTIC plural Board as the Chairman of the mentioned Board and as the AFTIC Director, and Decree No. 1,116 published on the same date in the Official Bulletin appointed another two AFTIC Directors, as a proposal of the parliamentary bloc of the first and second minority, respectively.

According to the LAD, Decree No. 764/00, as amended, will remain in force in all matters that are not contrary to its provisions, during the period that the AFTIC issues the regulations concerning the ICT Services Licenses, the National Interconnection Regulation, the SU General Regulation and the Rules on the Management and Control of Radio Spectrum. Also, the Telecommunications Law No. 19,798 (issued in 1972), as amended, will also remain in force only regarding to those provisions that are not contrary to LAD provisions.

(f)      Spectrum – Final adjudication

Resolution No. 25/15, issued on June 11, 2015, registered under Personal brand for the SCMA and for the National Exploitation Area, the SCMA Frequency Bands 713-723 Mhz and 768-778 Mhz, which conformed Lot 8 and were pending of SC adjudication.

On June 25, 2015 Personal paid the auctioned amounts related to the adjudicated Frequency Bands (equivalent to US$ 247.3 millions), according to the List of Conditions provisions and its clarifying circulars, and integrating thereby full payment of the amount related to Lot 8. Moreover, pursuant to Article 54 of the List of Conditions, the compliance guarantee was accompanied by the 15% of the auction realized by SC Resolution No. 25/15.

The acquisition of these rights of use of Frequency Bands was recorded as Intangible Assets amounting to $2,256 – that includes $13 related to the IDC costs which will be depreciated according to Note 3.i) – 3G and 4G Licenses of the consolidated financial statements as of December 31, 2014.

(g)  Amendment of the Company’s corporate purpose

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on June 22, 2015 approved the change of the Telecom Argentina’s corporate purpose, by adapting it to the new definition of ICTs Services included in the LAD and including the possibility to provide Audiovisual Communication Services. This Meeting provided that the enforcement of the Company’s corporate purpose amendment will be conditional and subject to obtaining prior approval by the Regulatory Authority.

Through Resolution No. 19 issued on July 27, 2015, the AFTIC approved the amendment to the Company’s corporate purpose included in Article 3 of the Company’s Bylaws. The Company will continue with the inscription of this Bylaws amendment within the CNV.

TELECOM ARGENTINA S.A.

(h)       Salary agreements

In July 2015 Telecom Argentina and Personal have concluded the salary negotiation process with various telecommunications unions (Telecom Argentina for the period July 2015 – June 2016 and Personal for the period April 2015 – June 2016). Pursuant to the agreements reached, the unionized employees of both companies will receive in two installments different fixed amounts per category, representing an annual raise of 30.1% and 32.3%, respectively (Personal’s unionized employees had already received a 17% in April 2015).

Mentioned increases will affect Telecom Argentina’s and Personal’s operating results for the 2H15 and for 1H16 according to the table below:

	Salaries and social security expenses estimated increases (*)
	Telecom Argentina	Personal	Total consolidated
2H15
20% July increase over June 2015 salaries	380	-	380
10% November increase over April 2015 salaries + fixed amounts	-	20	20
Total effect 2H15	380	20	400
1H16
10.1% January increase over June 2015 salaries + fixed amounts	(**) 564	-	564
1.3% January increase + 4% April increase (both over June 2015 salaries + fixed amounts)	-	(**) 40	40
Total effect 1H16	564	40	604
Salaries and security expenses annual increase (July 2015-June 2016)	944	60	1,004

(*) Figures include the social security expenses related to the agreed salary increases and were calculated according to the present headcount.

(**) These figures include the 2H15 and the 1H16 salary and social security expenses increase.

(i)      Presentations of the Company within the LAD

On July 23, 2014, the Company made a filing before the SC pursuant to which it requested, among others: (i) adjustment of the monthly basic charges of all the SBT categories set forth in the Tariffs General Structure; (ii) the determination of a social tariff; (iii) the adjustment of the telephonic pulse value; (iv) the adaptation of the international long distance tariff to the current value of the gold franc; and (v) the tariff deregulation of the commercial service category. In addition, and until such adjustments are made, it was also requested that the SBT become excluded from the sanctioning regime provided by Decree No. 1,185/90, Decree No. 62/90, SC Resolution No.10,059/99 and SC Resolution No. 5/13. It is worth mentioning that such adjustments would have relevant effects on Telecom Argentina’s ability to finance the technological updating of its networks and infrastructure, which would in the end result in the provision of better services to the Company’s customers.

Following this presentation, on December 19, 2014 the LAD came in force setting a new legal framework in this matter. According to this, among its provisions, under Title (VI) “Prices, rates and levies” established a general rule (Article 48) with certain exceptions.

Under these provisions, on April 16, 2015, the Company made two presentations to the CNC through which reported new installation rates for the “business, professional and government” segment (that will apply from April 23, 2015 and which value is $690 argentine pesos) and also the new monthly charges tariff for this segment (that will apply from July 15, 2015 and which value is $77.28 argentine pesos).The presentation was rejected by the CNC, through note received on April 29, 2015, which requests the Company to refrain from engaging in unilateral conducts as the informed, under penalty to initiate a sanction process.

Likewise, on June 2, 2015, the Company filed another presentation to the CNC informing new tariffs for the price per minute for calls made by our customers to certain international destinations, being effective from October 15, 2015. The Company also informed through the mentioned presentation the prices applying to public telephony service in the South Region and the prices applying to the assisted call service, being effective from July 1, 2015.

On June 16, 2015 the Company was notified of the CNC GC Note No. 364/15 through which the CNC urged the Company to apply the maximum rates approved by the General Tariff Structure in effect as of that date to the international calls made to the mentioned countries, according to the provisions of CNT Resolution No. 127/91, as amended. The Company was also refrained from engaging in unilateral conducts, under penalty to initiate the corresponding sanction process.

The Company filed on May 27, 2015 and July 2, 2015, respectively, two claims against the injunctions received from the CNC.

TELECOM ARGENTINA S.A.

However, on July 17, 2015, the AFTIC notified the Company the initiation of a sanction process related to a presumed violation of the General Tariff Structure and of CNT Resolution No. 127/91, as amended, with respect to the increase of the installation charges prices and the monthly charges tariffs for the “business, professional and government” segment informed on April 16, 2015.

As the date of issuance of these consolidated financial statements, the Company, with the assistance of its legal counsel, is analyzing the disclaimer to be filed against the mentioned sanction process.

(j)      Demerger of Telco S.p.A. and Telefónica, S.A. (of Spain) indirect stake

Telefónica, S.A. (of Spain) has reported that, having obtained the approval of CADE (the Brazilian antitrust authority), ANATEL (Brazilian regulatory authority); CNDC (Argentinean antitrust authority) and Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority), the demerger of Telco S.p.A. has been formalized and its shareholders has assumed, through its subsidiaries, the direct stakes in Telecom Italia S.p.A. The Telco S.p.A. Shareholders’ Agreement has also became ineffective.

Regarding the Telefónica, S.A. (of Spain) stake, on June 24, 2015 such company informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A.”.

(k)   “Telco” and “TI-W” Commitments

In Telecom Argentina’s 2014 Annual Report, Note B.4.2, a reference was made to the commitment accepted through Resolution No. 148/10 of the Secretariat of Economic Policy (“Telco Commitment”) and the commitment accepted through Resolution No. 149/10 of the Secretariat of Economic Policy (“TI-W Commitment”) (the “Telco Commitment” and the “TI-W Commitment”, together, the “Commitments”), both presented through the CNDC with the purpose of ensuring the segregation and independence between the activities in the Argentine market of (a) Telefónica, S.A. (of Spain) and its subsidiaries, on one side and (b) the Telecom Italia Group, certain subsidiaries of Telecom Italia and the Telecom Group, on the other side, aimed to preserve and encourage the level of competition of their activities in the Argentine market.

On June 24, 2015 Telefónica, S.A. (of Spain) informed to the CNV and the BCBA the “divesting of its entire stake in Telecom Italia S.p.A”.

According to the provisions of Clause 9.2 from the Telco Commitment and to Clause 3 of the TI-W Commitment, the mentioned Telefónica, S.A. (of Spain) divestment and the end of the validity of the Telco S.p.A Shareholders’ Agreement also represents the end of the validity of the Commitments.

For that reason, on July 6, 2015, Telecom Italia S.p.A. submitted a note to the CNDC informing that the end of the validity of the Commitments had been configured, according to that contemplated in Clause 9.2 from the Telco Commitment and Clause 3 of the TI-W Commitment.

On July 7, 2015, the Chairmen of the Board of Directors of Telecom Argentina and Personal submitted a note to the CNDC adhering to the presentation made by Telecom Italia S.p.A. and requiring the extinction of the validity of the Commitments for the same reasons exposed by Telecom Italia S.p.A on its note.

Adrián Calaza	Oscar Cristianci
Chief Financial Officer	Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

City of Buenos Aires

Tax Code No.:  30-63945373-8

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Telecom Argentina S.A. and its subsidiaries (“Telecom” or the “Company”), which comprise the consolidated statement of financial position as of June 30, 2015, the consolidated statements of income and of comprehensive income for the three and six-month periods ended June 30,2015, the consolidated statements of changes in equity and of cash flows for the six- month period ended June 30, 2015 and selected explanatory notes.

The balances and other information for the fiscal year 2014 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410), approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Telecom, that:

a)        The condensed interim consolidated financial statements of Telecom are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)        The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)         We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)        As of June 30, 2015, the debt of Telecom accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $122,117,943.56 and was not due at that date.

City of Buenos Aires, August 3, 2015

PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos A. Pace (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos A. Pace
Public Accountant (UBA)
C.P.C.E.C.A.B.A. T° 150 F° 106

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•             STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q14	49.00	34.50	5.4
3Q14	62.10	42.00	5.6
4Q14	62.30	43.70	4.0
1Q15	63.00	45.15	3.1
2Q15	55.00	44.45	2.4

NYSE*

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in millions)
2Q14	23.86	17.77	12.4
3Q14	25.09	18.65	11.6
4Q14	23.18	19.13	7.9
1Q15	26.04	18.85	8.8
2Q15	22.87	17.95	9.2

* Calculated at 1 ADR = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Tel,: 54-11-4968-3628
Argentina

Outside Argentina
JP Morgan Chase
Latam ADR Sales & Relationship Mgmt.
4 New York Plaza, Floor 12 New York, NY 10004 USA
Tel.: 1-212-552-3729

•             INTERNET http://www.telecom.com.ar/inversores/index.html

•             DEPOSIT AND TRANSFER AGENT FOR ADRs

J.P. Morgan Depositary Receipts
4 New York Plaza, Floor 12
New York, NY 10004
(866) JPM-ADRS adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 17, 2015	By:	/s/ Oscar Carlos Cristianci
			Name:	Oscar Carlos Cristianci
			Title:	Chairman of the Board of Directors